                                                FILED PURSUANT TO RULE 424(b)(1)
                                                             FILE NO. 333-35331

PROSPECTUS

                                1,900,000 Shares

                         APPLIED FILMS CORPORATION LOGO

                                  Common Stock
                            ------------------------
     Of the 1,900,000 shares of Common Stock offered hereby, 500,000 are being sold by Applied Films Corporation ("Applied Films" or the "Company") and 1,400,000 are being sold by Donnelly Corporation ("Donnelly"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by Donnelly. Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the determination of the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "AFCO."
                            ------------------------

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================================
                                                          UNDERWRITING                                  PROCEEDS TO
                                     PRICE TO            DISCOUNTS AND           PROCEEDS TO              SELLING
                                      PUBLIC             COMMISSIONS(1)            COMPANY            SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------------
Per Share....................         $8.50                  $0.595                 $7.905                 $7.905
-------------------------------------------------------------------------------------------------------------------------
Total(3).....................      $16,150,000             $1,130,500             $3,952,500            $11,067,000
=========================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of the offering payable by Donnelly estimated at $450,000.

(3) The Company and certain shareholders (together with Donnelly, the "Selling Shareholders") have granted the Underwriters a 30-day option to purchase up to an additional 285,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $18,572,500, $1,300,075, $5,821,550, and $11,450,875 respectively.
                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Needham & Company, Inc., New York, New York, on or about November 26, 1997.
                            ------------------------

NEEDHAM & COMPANY, INC.                                      D.A. DAVIDSON & CO.

                The date of this Prospectus is November 21, 1997

     [Photos of sputtering line production control room and end products of customers]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and financial statements, including notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Applied Films is a leader in thin film technology for the flat panel display ("FPD") industry. The Company supplies thin film coated glass for use in lower information content displays, primarily liquid crystal displays ("LCDs"), and more recently began selling thin film coating equipment to manufacturers of both lower and higher information content displays. Applied Films believes that it is able to address a broad array of the FPD market through the combination of its thin film coated glass business and its coating equipment business.

     FPDs are found in a wide variety of consumer and industrial products, including cellular telephones, calculators, laptop computers, pagers, scientific instruments, televisions, video games, gasoline pumps, automotive instruments, point-of-sale terminals and a number of other electronic devices. Stanford Resources estimates that the worldwide market for FPDs will grow from approximately $11.8 billion in 1996 to $26.9 billion in 2002.

     Most FPDs require optically transparent, electrically conductive thin films coated on substrates. These thin films transmit electrical power to picture elements of the displays and allow light to pass to the viewer. As FPDs become larger, thinner, and more information intensive, the thin film coated glass used in the displays must meet more demanding performance standards. Applied Films believes it possesses proprietary technology and process know-how to effectively address these demands, both in its thin film coated glass business and its coating equipment business.

     The Company believes, based on its internal estimates, that it is the leading worldwide supplier of thin film coated glass for TN LCDs. Applied Films also has smaller but increasing sales of thin film coated glass for STN LCDs. TN LCDs are most commonly used for simple displays such as those found on watches and calculators. STN LCDs are typically larger displays with higher information content and are used for applications such as displays for cellular telephones and certain portable computers. Applied Films believes its position as a leading supplier of thin film coated glass for lower information content LCDs provides it with continued growth opportunities in the TN and STN LCD markets. See "Business -- Strategy."

     The coating of thin films onto glass for higher information content FPDs involves a number of intermediate process steps, and is therefore more suitably performed in-house by display manufacturers. To address this opportunity, the Company has recently begun offering its thin film coating equipment to manufacturers of higher-end FPDs such as plasma display panels ("PDPs"), as well as manufacturers of LCDs. The Company believes its history of designing, developing and improving its own thin film manufacturing systems and its extensive operational experience provide it with competitive advantages in selling thin film systems to others. Since entering the coating equipment business in fiscal 1997, the Company has sold four systems with an aggregate purchase price of approximately $17.6 million. As of September 27, 1997, the Company's backlog from such system sales was approximately $12.7 million.

     The Company believes that its technology and process know-how position it to supply the emerging PDP market. The market for PDPs is expected to grow rapidly. Stanford Resources' tabulation of announced investments indicates that $4.0 billion to $8.0 billion will be invested in PDP manufacturing facilities during the next five years. Applied Films has recently developed, and applied for a patent on, a process for sputtering (a form of physical vapor deposition) magnesium oxide ("MgO") which the Company believes may represent a significant competitive advantage in the emerging market for thin film coating equipment for PDPs.

     The Company was originally incorporated in Colorado as Applied Films Lab, Inc. on March 2, 1976. On May 1, 1992, the Company merged with Donnelly Coated Corporation, a wholly owned subsidiary of Donnelly Corporation of Holland, Michigan. During fiscal 1994, the Company ceased using capacity in Holland, Michigan and began operating solely in Boulder, Colorado. Donnelly has made a strategic decision to focus on its core automotive business and as a result has decided to divest its ownership position in the Company.

                                  THE OFFERING

Common Stock Offered by the Company..................  500,000
Common Stock Offered by Donnelly.....................  1,400,000
Common Stock Outstanding after the Offering..........  3,299,998(1)
Use of Proceeds to the Company.......................  To repay indebtedness incurred for investment in new production capacity and working capital
Nasdaq National Market Symbol........................  AFCO

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              FISCAL YEAR ENDED                          THREE MONTHS ENDED
                            -----------------------------------------------------   -----------------------------
                             JULY 3,     JULY 2,    JULY 1,   JUNE 29,   JUNE 28,   SEPTEMBER 28,   SEPTEMBER 27,
                              1993        1994       1995       1996       1997         1996            1997
                             -------     -------    -------   --------   --------   -------------   -------------
STATEMENT OF OPERATIONS
  DATA
  Net sales...............    $42,650     $29,765   $30,990    $21,738    $34,050        $6,279           $11,251
  Gross profit............      7,651       4,484     6,702     2,720      6,698        1,044            2,450
  Operating income
     (loss)...............      1,370         (79)    2,190      (478)     2,953          308            1,134
  Net income (loss).......      1,134        (201)    1,102    (1,078)     1,621           47              659
  Primary and fully
     diluted net income
     (loss) per common
     share................    $  0.40     $ (0.07)  $  0.39    $ (0.38)   $  0.56        $ 0.02           $  0.22
  Weighted average common
     shares outstanding...      2,853       2,853     2,853     2,849      2,917        2,853            2,978

                                                                 SEPTEMBER 27, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              ------    --------------
BALANCE SHEET DATA
  Working capital...........................................  $ 2,554      $ 3,507
  Total assets..............................................   23,924       24,877
  Long term debt, net of current portion....................    5,128        2,128
  Total shareholders' equity................................    7,405       11,358

-------------------------
(1) Based on the number of shares outstanding as of September 27, 1997. Excludes 379,645 shares of Common Stock issuable upon exercise of stock options at a weighted average exercise price of $3.77 per share outstanding as of September 27, 1997. See "Management -- Stock Option and Purchase Plans."

(2) Adjusted to give effect to the sale of 500,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $8.50 per share and after deduction of underwriting discounts and commissions and the application of the net proceeds therefrom.

                             ---------------------

     Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of outstanding options to purchase Common Stock; and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

     The Company's principal facilities and executive offices are located at 6797 Winchester Circle, Boulder, Colorado 80301, and its telephone number is 303-530-1411. All trademarks or other service marks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, potential purchasers should consider carefully the following risk factors in evaluating the Company, its business, and the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements concerning certain aspects of the business of the Company. When used in this Prospectus, words such as "believe," "anticipate," "intend," "goal," "expect" and similar expressions may identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, without limitation, those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors.

FLUCTUATIONS IN DEMAND AND ANNUAL AND QUARTERLY OPERATING RESULTS

     The Company has experienced and may continue to experience significant annual and quarter-to-quarter fluctuations in its operating results. The Company's annual and quarterly operating results may fluctuate as a result of a variety of factors including: (i) customer demand, such as general economic conditions in the FPD industry, market acceptance of products of both the Company and its customers, changes in product mix, and the timing, cancellation or delay of customer orders and shipments; (ii) competition, such as competitive pressures on prices of the Company's products, as well as those of its customers, and the introduction or announcement of new products by competitors;
(iii) manufacturing and operations, such as fluctuations in availability and cost of raw materials and production capacity, the transfer of equipment and personnel to the Company's new manufacturing facilities, and the hiring and training of additional staff; (iv) fluctuations in foreign currency exchange rates; (v) new product development, such as increased research, development and engineering, as well as marketing expenses associated with new product introductions and the Company's ability to introduce new products and technologies on a timely basis; (vi) sales and marketing, such as concentration of customers and discounts that may be granted to certain customers; and (vii) the cyclical nature of the capital equipment market. Because a significant portion of the Company's overhead is fixed, at least in the short-term, the Company's results of operations may be materially adversely affected if net sales decline for any reason. Further, although the Company has achieved productivity improvements in recent quarters, there can be no assurance of any future productivity improvements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

HIGHLY COMPETITIVE MARKET ENVIRONMENT

     Competition in the thin film coated glass for the LCD market is, and is expected to remain, intense. Several of the Company's competitors have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the Company's present or future competitors will not exert increased competitive pressures on the Company. In particular, the Company may in the future experience pricing pressures as a result of a decline in industry demand, excess inventory levels, increases in industry capacity or the introduction of new technologies, and such price competition could adversely affect the Company's business, operating results, financial condition and prospects. For example, prices for much of the Company's TN thin film coated glass supplied to the LCD market declined by approximately 15% between January 1996 and June 1997. The Company is aware of plans by several competitors to increase production capacity in 1997 and 1998. Increases in industry capacity may result in intensified pricing pressures on the Company's products. The Company's competitive position also could be adversely affected by raw material price increases, which the Company may not be able to pass on to its customers but which certain of its vertically integrated current and potential competitors may be able to better absorb. To remain competitive, the Company must continue to invest in and focus upon research and development, product and process innovation, as well as sales and customer support. There can be no assurance that the Company will be successful in such efforts or that such factors will not have a material adverse effect on the Company's business, operating results, financial condition or prospects. The Company's suppliers and/or customers could vertically integrate to manufacture the products produced by the Company. The Company's suppliers of thin glass are large, well-capitalized companies which could enter the LCD market by coating the glass they produce and supplying LCD manufacturers directly. Because glass is by far the Company's largest material cost, a manufacturer of glass desiring to enter this market could have a significant cost advantage. The Company is aware of two manufacturers of thin glass that also coat glass for the LCD market, Asahi Glass Company and Nippon Sheet Glass. Further, companies that manufacture equipment for coating thin film glass could begin producing thin film coated glass. One such equipment manufacturer, Balzers Process Systems/Leybold AG, is an investor in a Chinese joint venture which produces thin film coated glass. In addition, certain LCD manufacturers have vertically integrated to coat glass for LCDs and further vertical integration into certain areas of LCD manufacturing is expected. Any such vertical integration could have a material adverse effect on the Company's business, operating results, financial condition and prospects. See "Business -- Competition."

UNCERTAINTIES RELATED TO COATING EQUIPMENT BUSINESS

     Until recently, the Company's business has been focused almost exclusively on the sale of thin film coated glass. Although the Company expects to continue to produce and sell thin film coated glass to the world FPD market, the Company's future growth potential depends in part upon the Company's success in the market for thin film systems. Sales of the Company's thin film systems depend in large part upon a prospective customer's decision to increase manufacturing capabilities and capacities or to respond to consumer demands for greater cost efficiencies by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve significant capital expenditures. Further, customers for the Company's thin film coated glass could decide to purchase thin film systems to bring some or all of their thin film coated glass requirements in-house, thus adversely affecting sales of thin film coated glass by the Company to such customers. The Company is currently building systems for two such customers. Systems sales also may be affected by changes in the market for different types of displays and customers' decisions to begin internal production of glass coatings rather than rely on an outside supplier such as the Company. The sales cycle of the Company's thin film coating systems is lengthy due to the customer's evaluation of its ordered system and completion of any necessary upgrades, expansion or construction of facilities. The Company may expend substantial funds and management effort during the sales cycle. In addition, the cyclicality and rapid technological change in the thin film coated glass industry may cause prospective customers to postpone decisions regarding major capital expenditures, such as the Company's systems. With respect to the development of its systems business, the Company is subject to the risks inherent in the operation or the development of a new business, including risks associated with attracting and servicing a customer base, manufacturing products in a cost-effective and profitable manner, managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing and marketing personnel. Because of rapid changes in the FPD market, which are expected to continue, it is difficult to predict whether or where future growth may occur, or at what rate certain aspects will grow, if at all. Further, changes in technology could render the Company's systems less attractive. If the market for the Company's thin film systems fails to grow, or grows more slowly than anticipated, the Company's business, operating results, financial condition and prospects could be materially adversely affected. See "Business -- Competition."

INTERNATIONAL MARKETS

     Sales to international customers represented approximately 84%, 82% and 83% of the Company's gross sales in fiscal 1995, 1996 and 1997, respectively. The Company's principal international markets are China (including Hong Kong), Korea, Japan, Taiwan and the Netherlands. The Company believes that international sales will continue to represent a significant portion of its gross sales, and that it will be subject to the normal risks of conducting business internationally, including unexpected changes in regulatory requirements, imposition of government controls, political and economic instabilities, export license requirements, foreign exchange risks, tariffs and other barriers, difficulties in staffing and managing foreign sales operations and potentially adverse tax consequences. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. See "Business -- Proprietary Rights." Other risks inherent in the Company's international business include greater difficulties in accounts receivable collection, the potential of protective trade activities or laws and the burdens of complying with a wide variety of foreign laws. See "Business -- Sales, Marketing, and Customers." The Company's business, operating results, financial condition or growth could be materially adversely affected by these risks.

     The Company's international sales are generally denominated in dollars, although a portion of its sales to Japanese customers are denominated in yen. In fiscal 1997, approximately 13% and 87% of the Company's total gross sales were denominated in yen and dollars, respectively. Any strengthening of the dollar in relation to the currencies of the Company's competitors or customers could adversely affect the Company's competitiveness. Although a strengthening dollar may result in some offsetting cost reductions on the raw materials imported by the Company, there can be no assurance that such cost reductions would enable the Company to remain competitive. Moreover, a strengthening of the dollar or other competitive factors could put pressure on the Company to denominate a greater portion of its Japanese sales in yen, thereby increasing the Company's exposure to fluctuations in the dollar-yen exchange rate. There can be no assurance that fluctuations in exchange rates will not adversely affect the Company's competitive position or result in foreign exchange losses, either of which could materially adversely affect the Company's business, operating results, financial conditions and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

LIMITED SOURCES OF SUPPLY

     There are relatively few manufacturers of thin glass, which raw material accounts for a majority of the Company's materials cost. The Company currently relies primarily on four glass suppliers, Pilkington Micronics, Ltd., Glaverbel Societe Anonyme, Central Glass Co., Ltd., and Nippon Sheet Glass Co., Ltd., all of which are located outside the United States. The Company does not have long-term supply contracts with any of these suppliers, and thus has no contractual assurance of a firm price over an extended term or of a long-term commitment to supply product. In periods of short supply, the Company could have difficulty obtaining the necessary quantities of glass at a competitive cost. Further, the Company operates on a "just-in-time" inventory basis in ordering its glass and other materials and therefore maintains only limited inventories, increasing the operating risks associated with supply interruptions. Such interruptions could occur for numerous reasons, including labor difficulties at some point in the chain of manufacturing or distribution. In addition, the Company may not be able to pass raw material price increases along to its customers, especially in periods of soft demand for the Company's products or excess capacity. Current and potential competitors of the Company that both manufacture and coat glass could be able to better absorb such raw material cost increases due to their vertical integration. If the Company were to experience significant delays, interruptions, or shortages in its material supply or material supplier price increases, the Company's business, operating results, financial condition and prospects could be materially adversely affected. See "Business -- Suppliers."

RAPID TECHNOLOGICAL CHANGE

     The market for thin film coated glass is characterized by rapid change. The Company's future success depends upon its ability to introduce new products, improve existing products and processes to keep pace with technological and market developments, and to address the increasingly sophisticated and demanding needs of its customers. In order to remain competitive, the Company believes it must continue to invest in research and development. The Company expects to increase its research and development expenditures in fiscal 1998 which could adversely affect fiscal 1998 operating results. Technological changes, process improvements or operating improvements which could adversely affect the Company include: (i) development of new technologies which improve manufacturing efficiency of the Company's competitors; (ii) changes in product requirements of the Company's customers; (iii) significant changes in the way coatings are applied to glass for LCDs; and (iv) other changes such as improvements in the design of cathodes. If the Company does not adapt to such changes or improvements the Company's competitive position, operations and prospects would be materially, adversely affected. In addition, there are alternative technologies to sputtering technology for three of the thin film coating layers used in PDPs. Materials applied by the Company to thin glass to provide conductivity or other properties are generally available and are not patented. Development of a new material which improves the performance of thin film coated glass and better addresses customer needs could, if not adopted by the Company, have a material adverse effect on the Company's operations and prospects. There can be no assurance that the Company will be successful in meeting the demands of the marketplace or that one or more of these factors will not have a material adverse effect on the Company's business, operating results, financial condition or prospects. See "Business -- Products and Manufacturing."

EVOLVING FPD MARKET

     The Company believes that much of the growth in the FPD market will be in higher information content FPDs, such as STN LCDs, active matrix LCDs ("AM LCDs"), and PDPs. See "Business -- Products and Manufacturing." During fiscal 1997 less than 10% of the Company's coated glass revenues were derived from the sale of coated glass used in higher information content FPDs. Due in part to strong customer demand for thin film coated glass for lower information content displays, the Company has to date directed most of its production capacity to the TN coated glass which is presently used in such displays. While the Company has recently made and is making investments in additional production capacity for STN coated glass, there can be no assurance that the Company will be able to successfully expand its position in the market for thin film coated glass for higher information content FPDs. A reduction in the market for thin film coated glass for TN LCDs as a result of a shift in demand toward higher information content displays could materially adversely affect the Company's results of operations and could be to the advantage of competitors of the Company who may currently have greater capacity to produce thin film coated glass for STN or AM LCDs. This could affect the Company's operating results while it transfers resources to the manufacture of thin film coated glass for STN LCDs. See "Business -- Strategy" and "-- Products and Manufacturing." The Company's business depends substantially on the purchasing requirements of manufacturers of FPDs, which, in turn, depend upon the current and anticipated market demand for FPDs. Sales of thin film coated glass to these manufacturers are expected to continue to represent a significant portion of the Company's net sales. Although the market for FPDs has experienced significant growth, there can be no assurance that such growth will continue at current rates or at all, or that any growth will have a positive impact on the Company's future business or results of operations. The Company's business, operating results, financial condition and prospects would be materially adversely affected by any future downturns in the FPD market.

DEPENDENCE ON KEY CUSTOMERS; LIMITED NUMBER OF CUSTOMERS

     The Company's ten largest customers accounted for, in the aggregate, approximately 63%, 56% and 59% of the Company's gross sales in fiscal years 1995, 1996 and 1997, respectively. The loss of, or a significant reduction of purchases by, one or more of these customers would materially adversely affect the Company's business, operating results, financial condition and prospects. The Company expects that sales of its products to relatively few customers, particularly in the LCD market, will continue to account for a high percentage of its revenue in the foreseeable future. In addition, in the LCD market, there are a limited number of potential customers. The Company has not entered into long-term agreements with its customers and none are obligated to continue to buy their thin film coated glass from the Company. Moreover, in the event that customers purchase thin film systems from the Company or one of its competitors and begin coating the glass in-house, sales to those customers may decrease sharply. If such lost sales are not replaced on a timely basis by new orders of thin film coated glass or capital equipment from other customers, the Company's business, operating results, financial condition and prospects could be materially adversely affected. See "--Fluctuations in Demand and Annual and Quarterly Operating Results" and "Business -- Sales, Marketing, and Customers."

MANAGEMENT OF GROWTH

     In order to support potential future growth, the Company will need to expand its facilities, improve its productivity, add additional production lines, enhance its management information systems and add additional management personnel. There can be no assurance that the Company will continue to grow or be effective in managing its future growth, expanding its facilities and operations or attracting and retaining additional qualified personnel. Any failure to effectively manage growth, expand its operations or attract and retain personnel could have a material adverse effect on the Company's business, operating results, financial condition, and prospects. See "-- Fluctuations in Demand and Annual and Quarterly Operating Results" "-- Dependence on Management and Other Key Personnel," and "Business -- Employees."

DECLINING AVERAGE SELLING PRICES; DEPENDENCE UPON PRODUCTIVITY IMPROVEMENTS

     Many of the Company's customers are under continuous pressure to reduce prices and, therefore, the Company expects to continue to experience downward pricing pressures on its thin film coated glass products. The Company is frequently required to commit to price reductions before it has determined that assumed cost reductions can be achieved. To offset declining average sales prices, the Company must achieve manufacturing efficiencies and cost reductions and obtain orders for higher volume products. If the Company is unable to offset declining average sales prices, the Company's gross margins will decline, and such decline will materially adversely affect the Company's business, operating results, financial condition and prospects. See "-- Fluctuations in Demand and Annual and Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has improved its manufacturing productivity in recent years, enabling increased capacity and sales. The continued growth of the Company is substantially dependent upon the Company's ability to continue to improve the productivity of its existing manufacturing assets. The inability of the Company to improve productivity could have a material adverse effect on the Company's business, operating results, financial condition and prospects.

DEPENDENCE ON MANAGEMENT AND OTHER KEY EMPLOYEES

     The Company's success during the foreseeable future will depend largely upon the continued services of its executive officers, and certain other key employees. These executive officers and key employees include: President and Chief Executive Officer, Cecil Van Alsburg; Chief Operating Officer and Executive Vice President, Thomas Edman; Vice President -- Research, John S. Chapin; Vice President -- Engineering, C. Richard Condon; Vice President -- Operations -- Thin Film Coatings, Mark Auble; Vice President -- Sales and Marketing, Graeme Hennessey; Chief Financial Officer, Thomas D. Schmidt; Director of Operations -- Thin Film Systems, Russell W. Black; and Advanced Development Manager, John J. Kester. The loss of the services of one or more of the executive officers or other key employees could materially adversely affect the Company's business. Cecil Van Alsburg, the Company's President and Chief Executive Officer, presently intends to transition day-to-day management responsibility for the Company to Thomas Edman, the Company's current Chief Operating Officer and Executive Vice President, over the next 18 months. The Company does not have employment agreements or key-man life insurance on any of its executive officers or other key employees. The Company's future success will be dependent in part upon the Company's ability to attract and retain additional qualified managers, engineers and other employees. The Company's business, operating results, financial condition or growth could be materially adversely affected if the Company were unable to attract, hire, assimilate, and train these employees in a timely manner. See "Business -- Employees" and "Management."

NEW FACILITY EXPANSION

     The establishment of the Company's new manufacturing facility and the development and implementation of additional production lines will entail risks related to new production facilities and will require an investment of the Company's capital. As part of its manufacturing expansion, the Company will need to hire and train a substantial number of new manufacturing workers. The availability of skilled and unskilled workers in the Denver metropolitan area, the site of the Company's new manufacturing facility, is limited due to a relatively low unemployment rate. There can be no assurance that the Company will successfully develop improved processes, implement additional production lines or successfully operate its new facility. There can be no assurance that the Company will be able to successfully complete construction of its new manufacturing facility on a timely basis or at all, or that such new facility will result in greater manufacturing capacity or lower manufacturing costs than those currently experienced by the Company. The Company will incur duplicate facilities and operating costs during its transition from its existing manufacturing facility to its new manufacturing facility. In addition, the Company will incur certain start-up expenses at the new facility and may experience interruptions in production during such transition. These factors will adversely affect the Company's fiscal 1998 operating results, and may adversely affect fiscal 1999 operating results. Failure to open its new manufacturing facility and increase capacity on a timely basis could damage customer relationships, cause lost opportunities and have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Business -- Facilities."

SUBSTANTIAL CONTROL BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     Upon completion of this offering, the Company's officers, directors and their affiliates will retain voting control of approximately 42% of the Company's Common Stock (38% if the underwriters' over-allotment option is exercised in full). As a result, these shareholders, acting together, would be able to influence the outcome of actions requiring shareholder approval, such as the election of directors, amendments to the Company's articles of incorporation, mergers and other actions by shareholders with respect to the business and affairs of the Company. In addition, the voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

LIMITED PROTECTION OF PROPRIETARY RIGHTS

     The Company relies primarily upon trade secret laws and employee and third-party nondisclosure agreements to protect its proprietary technology. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop a functional equivalent or superior technology. The Company is not aware that its products or other proprietary rights infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into license agreements or result in protracted and costly litigation, regardless of the merits of such claims. In addition, there can be no assurance that the Company will be able to obtain licenses to dispute a third-party technology or that such licenses, if available, would be available on commercially reasonable terms. There can be no assurance that these factors will not adversely affect the Company's business, operating results, financial condition or growth. See "Business -- Proprietary Rights."

ENVIRONMENTAL REGULATIONS

     The Company uses hazardous chemicals in producing its products. As a result, the Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

GENERAL ECONOMIC CONDITIONS

     A deterioration in the level of consumer confidence and general economic conditions could result in a decline of purchases and production by the Company's customers and thus have an adverse effect on the sale of the Company's products. A high percentage of the Company's products are used in LCDs for many consumer electronic products. In addition, the Company's products are used in certain displays used for commercial and industrial purposes. Unfavorable economic conditions or factors that relate to these industries, particularly any conditions that might result in reductions in capital expenditures by end customers, could have a material adverse effect on the Company's business, operating results, financial conditions or growth. See "Business -- Products and Manufacturing."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering there has been no public market for the Company's Common Stock and there can be no assurance that following this offering an active trading market will develop or be maintained. The initial public offering price was determined by negotiations among the Company, the Selling Shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. For a description of the factors considered in determining the initial public offering price, see "Underwriting." In addition, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology-based companies and which sometimes has been unrelated to the operating performances of such companies. Factors such as announcements of technological developments for products by the Company or its competitors, fluctuations in foreign exchange rates, variations in the Company's quarterly operating results, or general, economic or stock market conditions may significantly impact the market price of the Common Stock after this offering. Furthermore, any adverse changes in the market price of common stock of other similar companies may adversely affect the market price of the Company's Common Stock, irrespective of whether there has been any deterioration in the Company's business, operating results, financial condition or prospects.

ANTITAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

     The Company's Articles of Incorporation and Bylaws contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of the Common Stock. These provisions include, but are not limited to, a classified Board of Directors, fair price provisions and the authority of the Board to issue up to 1,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no present plans to issue shares of preferred stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the 1,900,000 shares of Common stock offered hereby (2,185,000 shares of Common Stock if the underwriters' over-allotment is exercised in full), will be freely tradable by persons other than "affiliates" of the Company without restriction. The remaining 1,399,998 shares of Common Stock held by officers, directors and existing shareholders of the Company (1,351,437 shares if the underwriters' over-allotment is exercised in full) are subject to "lockup" agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any shares of Common Stock without the prior written consent of Needham & Company, Inc., for a period of 180 days after the date of this prospectus. Such shares of Common Stock will be eligible for resale after the expiration of the lockup period, subject to the provisions of Rule 144 under the Securities Act of 1933, as amended (the "Act"). In addition, the Company intends to file registration statements under the Act covering the sale of 479,000 shares of Common Stock reserved for issuance under the Company's 1993 Stock Option Plan, 1997 Stock Option Plan and the 1997 Employee Stock Purchase Plan. Shares acquired through the exercise of options by parties to lockup agreements will be subject to such lockup agreements. Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock and may also adversely affect the Company's ability to raise capital in the future. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is expected to be substantially higher than the net tangible book value per share of the Common Stock. Investors purchasing shares of Common Stock in this offering will, therefore, incur immediate and substantial dilution of $5.10 net tangible book value per share, at the initial public offering price of $8.50 per share. To the extent that stock options (currently outstanding or subsequently granted) to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 500,000 shares of Common Stock offered hereby are approximately $4.0 million ($5.8 million if the Underwriters' over-allotment option is exercised in full) at the initial public offering price of $8.50 per share and after deducting underwriting discounts and commissions. The net proceeds to the Company will be used to repay indebtedness incurred for investment in new production capacity and working capital. As of September 27, 1997, the Company had $5.8 million outstanding under its credit facility, which includes $3.0 million outstanding under its revolving credit facility and $2.8 million outstanding under an amortizing term loan. This credit facility matures on June 30, 2000 and bears interest at variable rates indexed to the prime rate or federal funds rate, whichever is greater, as announced by the Company's lender from time to time. The prime rate is the rate announced by the lender as its prime rate. The federal funds rate is generally the rate paid by the lender for overnight borrowings from other banks. The rate actually paid by the Company under such circumstances is based upon such rates but includes a factor which varies based on the Company's earnings before interest, taxes, depreciation and amortization. The Company can also elect to borrow at a rate indexed to the London or Nassau Interbank deposit interest rates, although this option, as currently structured, will not be available following completion of this offering. As of November 7, 1997, the interest rate payable by the Company indexed to the London or Nassau Interbank rates was 6.53%. This rate applied to $5,000,000 of the Company's indebtedness under its credit facility. The additional indebtedness under its credit facility bore interest at 8.25% as of November 7, 1997. Repayment of amounts outstanding under the line of credit will not reduce the total amount available for borrowing under the line of credit. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources" and Note 3 of the Notes to Consolidated Financial Statements. The Company is currently evaluating the possibility of establishing a manufacturing facility in Asia, potentially through a joint venture, and a portion of the proceeds could be used for that purpose.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." Donnelly Corporation has agreed to pay the expenses of the offering estimated at $450,000.

                                DIVIDEND POLICY

     The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, it does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In the future, determinations to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations and financial condition, credit, and loan agreements in effect at that time, and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the actual total long-term debt and capitalization of the Company as of September 27, 1997, and as adjusted to reflect the sale by the Company of 500,000 shares of Common Stock at the initial public offering price of $8.50 per share and after deduction of underwriting discounts and commissions and the application of net proceeds therefrom:

                                                                   SEPTEMBER 27, 1997
                                                                -------------------------
                                                                ACTUAL       AS ADJUSTED
                                                                ------       -----------
                                                                     (IN THOUSANDS)
Long-term debt, net of current portion(1)...................    $ 5,128        $ 2,128
Shareholders' equity:
  Preferred Stock, no par value, 1,000,000 authorized; no
     shares outstanding actual or as adjusted...............         --             --
  Common Stock, no par value, 10,000,000 shares authorized,
     2,799,998 shares outstanding actual; 3,299,998 shares
     outstanding as adjusted(2).............................      4,245          8,198
Less common shares held by affiliate........................        (26)           (26)
Deferred compensation(3)....................................        (25)           (25)
Retained earnings...........................................      3,211          3,211
                                                                -------        -------
  Total shareholders' equity................................      7,405         11,358
                                                                -------        -------
  Total long-term debt and shareholders' equity.............    $12,533        $13,486
                                                                =======        =======

-------------------------
(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) Based on the number of shares outstanding as of September 27, 1997. Excludes 379,645 shares of Common Stock issuable upon exercise of stock options at a weighted average exercise price of $3.77 per share outstanding as of September 27, 1997. See "Management -- Stock Option and Purchase Plans" and
    Note 5 of Notes to Consolidated Financial Statements.

(3) See Note 5 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of September 27, 1997, was $7.3 million, or $2.59 per share. Net tangible book value per share is determined by dividing the net tangible book value of the Company by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 500,000 shares of Common Stock hereby at the initial public offering price of $8.50 per share and after deduction of underwriting discounts and commissions and the application of the estimated net proceeds therefrom, the net tangible book value of the Company as of September 27, 1997 would have been $11.2 million, or $3.40 per share. This represents an immediate increase in net tangible book value of $0.81 per share to existing shareholders and an immediate dilution of $5.10 per share to new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share.....................           $8.50
  Net tangible book value per share before the offering.....  $2.59
  Increase attributable to new investors....................   0.81
                                                              -----
Net tangible book value per share after the offering........            3.40
                                                                       -----
Dilution per share to new investors(1)......................           $5.10
                                                                       =====

     The following table summarizes as of September 27, 1997, the difference between the existing shareholders and new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share. This table assumes no exercise of outstanding stock options. As of September 27, 1997, there were outstanding stock options to purchase an aggregate of 379,645 shares of Common Stock at a weighted average exercise price of $3.77 per share. See "Management -- Stock Option and Purchase Plans."

                                                 SHARES PURCHASED       TOTAL CONSIDERATION
                                               --------------------    ---------------------    AVERAGE PRICE
                                                NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                                                ------      -------      ------      -------    -------------
Existing shareholders(2)...................    2,799,998       85%     $3,658,000       46%         $1.31
New investors(2)...........................      500,000       15       4,250,000       54           8.50
                                               ---------      ---      ----------      ---
  Total....................................    3,299,998      100%     $7,908,000      100%
                                               =========      ===      ==========      ===

-------------------------
(1) Assumes no exercise of outstanding stock options. As of September 27, 1997, there were outstanding stock options to purchase an aggregate of 379,645 shares of Common Stock of which options to purchase 200,111 shares of Common Stock were currently exercisable at a weighted average exercise price of $2.78 per share. If the options to purchase 200,111 shares of Common Stock are considered, using the treasury stock method, investors would incur additional dilution of $0.12 per share. See "Management -- Stock Option and Purchase Plans."

(2) Does not reflect the sale of Common Stock by the Selling Shareholders. Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 1,399,998 shares, or 42% (1,351,437 or 38% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the offering, and will increase the number of shares held by new investors to 1,900,000 shares, or 58% (2,185,000 or 62% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the offering. See "Principal and Selling Shareholders."

                     SELECTED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial data with respect to the Company's balance sheet data as of June 29, 1996, and June 28, 1997, and, with respect to the Company's consolidated statement of operations data, for each of the three years in the period ended June 28, 1997, have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report included elsewhere herein. The consolidated balance sheet data as of July 3, 1993, July 2, 1994 and July 1, 1995 and the consolidated statement of operations data for the years ended July 3, 1993, and July 2, 1994 have been derived from audited consolidated financial statements not included herein. The consolidated balance sheet data at September 27, 1997 and the consolidated statement of operations data for the three months ended September 28, 1996 and September 27, 1997 are derived from unaudited financial statements which have been prepared on the same basis as the audited financial statements, and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the consolidated financial position at such dates and the operating results for such periods. Operating results for the three months ended September 27, 1997 are not necessarily indicative of the results that may be expected for the year ending June 27, 1998. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere in this Prospectus.

                                                   FISCAL YEAR ENDED                               THREE MONTHS ENDED
                             --------------------------------------------------------------   -----------------------------
                              JULY 3,      JULY 2,      JULY 1,      JUNE 29,     JUNE 28,    SEPTEMBER 28,   SEPTEMBER 27,
                                1993         1994         1995         1996         1997          1996            1997
                              -------      -------      -------      --------     --------    -------------   -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA
Net sales..................  $   42,650   $   29,765   $   30,990   $   21,738   $   34,050      $6,279          $11,251
Cost of goods sold.........      34,999       25,281       24,288       19,018       27,352       5,235            8,801
                             ----------   ----------   ----------   ----------   ----------      ------          -------
Gross profit...............       7,651        4,484        6,702        2,720        6,698       1,044            2,450
Operating expenses:
  Selling, general and
    administrative.........       5,381        3,487        3,502        2,233        2,996         544              986
  Research and
    development............         900        1,076        1,010          965          749         192              330
                             ----------   ----------   ----------   ----------   ----------      ------          -------
Operating income (loss)....       1,370          (79)       2,190         (478)       2,953         308            1,134
Interest income
  (expense)................        (333)        (599)        (816)        (780)        (822)       (251)            (171)
Other income (expense).....         530          370          224         (244)          95           7               24
                             ----------   ----------   ----------   ----------   ----------      ------          -------
Income (loss) before income
  taxes....................       1,567         (308)       1,598       (1,502)       2,226          64              987
Income tax benefit
  (provision)..............        (433)         107         (496)         424         (605)        (17)            (328)
                             ----------   ----------   ----------   ----------   ----------      ------          -------
Net income (loss)..........  $    1,134   $     (201)  $    1,102   $   (1,078)  $    1,621      $   47          $   659
                             ==========   ==========   ==========   ==========   ==========      ======          =======
Primary and fully diluted
  net income (loss)
  per share(1).............  $     0.40   $    (0.07)  $     0.39   $    (0.38)  $     0.56      $ 0.02          $  0.22
                             ==========   ==========   ==========   ==========   ==========      ======          =======
Weighted average number of
  common and equivalent
  shares outstanding(1)....       2,853        2,853        2,853        2,849        2,917       2,853            2,978

                                                        FISCAL YEAR ENDED                        SEPTEMBER 27, 1997
                                      -----------------------------------------------------    ----------------------
                                      JULY 3,    JULY 2,    JULY 1,    JUNE 29,    JUNE 28,                   AS
                                       1993       1994       1995        1996        1997      ACTUAL     ADJUSTED(2)
                                      -------    -------    -------    --------    --------    ------     -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA
Working capital.....................  $ 5,905    $ 7,077    $ 5,312    $ 6,232     $ 5,534     $ 2,554      $ 3,507
Total assets........................   20,872     21,891     20,128     18,198      21,541      23,924       24,877
Long-term debt, net of current
  portion...........................    9,797      9,992      7,464      8,501       6,448       5,128        2,128
Total shareholders' equity..........    4,766      4,565      6,020      5,058       6,740       7,405       11,358

-------------------------
(1) See Note 2 of Notes to Consolidated Financial Statements.
(2) Adjusted to reflect the sale of 500,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $8.50 per share and the application of the net proceeds therefrom.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included in this Prospectus.

     This Prospectus, including the disclosures below, contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms "believe," "anticipate," "intend," "goal," "expect" and similar expressions may identify forward-looking statements. The Company's actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such material differences include those disclosed in the "Risk Factors" section of this Prospectus, which prospective purchasers of the Common Stock offered hereby should consider carefully.

OVERVIEW

     The Company was founded in Colorado as Applied Films Lab, Inc. on March 2, 1976 and was involved in both applied thin films research and development and limited thin films production. On May 1, 1992, the Company merged with Donnelly Coated Corporation, a wholly owned subsidiary of Donnelly Corporation of Holland, Michigan which was primarily involved in the manufacture and sale of thin film coated glass for LCDs. The Company maintained manufacturing facilities and production capacity in both Boulder, Colorado and Michigan, until the end of 1993 when the Michigan facility and production capacity were no longer utilized. Since that time, the Company has maintained all of its manufacturing operations in Boulder, Colorado. The significant decrease in net sales from fiscal 1993 to fiscal 1994 was due primarily to the reduction in production capacity which occurred with discontinuance of operations at the Michigan facility. In addition, the Company's fiscal 1994 results were adversely affected by higher administrative expenses charged by Donnelly.

     The Company's sales historically have been derived primarily from the sale of thin film coated glass to manufacturers of LCDs. Sales and related costs of coated glass sales are recognized when products are shipped. Historically, sales have varied substantially from quarter to quarter, and the Company expects such variations to continue. See "Risk Factors -- Fluctuations in Demand and Annual and Quarterly Operating Results." Because a significant portion of the Company's overhead is fixed in the short term, the Company's gross profit and results of operations may be adversely affected by unexpected fluctuations in sales. The Company is typically able to ship its thin film coated glass within 30 days of receipt of the order and, therefore, does not customarily have a significant long-term backlog of coated glass. The Company's ten largest customers for coated glass accounted for, in the aggregate, approximately 63%, 56% and 59% of gross sales in fiscal 1995, 1996 and 1997, respectively. Prices for much of the Company's TN thin film coated glass supplied to the LCD market declined by approximately 15% from January 1996 to June 1997. The Company expects continued downward pressure on its selling prices, which will require continuing improvements in manufacturing efficiencies and cost reductions. The Company intends to continue its efforts to improve utilization of thin film coating target materials, to achieve glass purchasing economies and to endeavor to increase sales at a faster rate than manufacturing and selling, general and administrative overhead.

     The principal demand for the Company's thin film coated glass is by LCD manufacturers, most of which are located in Asia. Sales to international customers represented approximately 84%, 82% and 83% of the Company's gross sales in fiscal 1995, 1996 and 1997, respectively. The Company expects international sales will continue to represent a significant portion of its net sales. The Company sells most of its thin film coated glass to foreign customers in U.S. dollars except for sales to certain Japanese customers which are in yen. Gross sales in yen were approximately $3.8 million, $2.8 million and $4.4 million in fiscal 1995, 1996 and 1997, respectively. The Company does not currently engage in international currency hedging transactions to mitigate its foreign exchange exposure, however, the Company does purchase raw glass from Japan which partially offsets foreign currency risks on thin film coated glass sales. The Company's purchases of raw material denominated in yen were approximately $511,000, $1.6 million and $4.6 million in fiscal 1995, 1996 and 1997, respectively. In addition, in the latter half of fiscal 1996 the Company instituted a policy whereby it shortened payment terms on sales denominated in Japanese yen, thereby reducing currency risk. At September 27, 1997, accounts receivable denominated in yen were approximately $943,000 or approximately 16% of total accounts receivable. The Company is generally paid by its customers for its yen denominated sales within approximately 15 to 30 days of the date of sale. See "Risk Factors -- International Markets."

     During fiscal 1997, the Company began selling thin film coating equipment to FPD manufacturers, which sales totaled $2.8 million. Net sales of thin film coating systems are recognized on the percentage-of-completion method, measured by the percentage of the total costs incurred and applied to date in relation to the estimated total costs to be incurred for each contract. The lead time for the sale of thin film coating equipment is generally six to twelve months. As of September 27, 1997, the Company's backlog from systems sales was approximately $12.7 million. The Company believes that sales of thin film coating equipment will increase in the foreseeable future. The Company expects to achieve higher gross profit margins for coating equipment sales compared to the sale of thin film coated glass. To date, the Company has priced its coating equipment in U.S. dollars. See "Risk Factors -- Uncertainties Related to Coating Equipment Business."

RESULTS OF OPERATIONS

     The following table sets forth information derived from the consolidated statements of operations of the Company expressed as a percentage of net sales for the periods indicated.

                                                       FISCAL YEAR ENDED                 THREE MONTHS ENDED
                                                -------------------------------    ------------------------------
                                                JULY 1,    JUNE 29,    JUNE 28,    SEPTEMBER 28,    SEPTEMBER 27,
                                                 1995        1996        1997          1996             1997
                                                -------    --------    --------    -------------    -------------
STATEMENT OF OPERATIONS DATA:
Net sales...................................     100.0%     100.0%      100.0%         100.0%           100.0%
Cost of goods sold..........................      78.4       87.5        80.3           83.4             78.2
                                                 -----      -----       -----          -----            -----
Gross profit................................      21.6       12.5        19.7           16.6             21.8
Operating expenses:
  Selling, general & administrative.........      11.3       10.3         8.8            8.7              8.8
  Research and development..................       3.3        4.4         2.2            3.0              2.9
                                                 -----      -----       -----          -----            -----
Operating income (loss).....................       7.1       (2.2)        8.7            4.9             10.1
Interest income (expense)...................      (2.6)      (3.6)       (2.4)          (4.0)            (1.3)
Other income (expense)......................       0.7       (1.1)        0.3            0.1              0.2
                                                 -----      -----       -----          -----            -----
Income (loss) before income taxes...........       5.2       (6.9)        6.5            1.0              8.8
Income tax benefit (provision)..............      (1.6)       2.0        (1.8)          (0.3)            (2.9)
                                                 -----      -----       -----          -----            -----
Net income (loss)...........................       3.6%      (5.0)%       4.8%           0.7%             5.9%
                                                 =====      =====       =====          =====            =====

THREE MONTHS ENDED SEPTEMBER 27, 1997 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 28, 1996

     Net Sales. Net sales increased 79.2% to $11.3 million in the first three months of fiscal 1998 from $6.3 million in the first three months of fiscal 1997. The increase was primarily due to additional sales of thin film coated glass as well as increased sales of thin film coating equipment. Thin film coated glass net sales increased to $9.2 million in the first three months of fiscal 1998 from $6.2 million in the first three months of fiscal 1997. Thin film equipment net sales increased to $2.1 million in the first three months of fiscal 1998 from $109,000 in the first three months of fiscal 1997. The Company believes that sales of thin film coating equipment will increase in the foreseeable future.

     Gross Profit. Gross profit increased to $2.5 million in the first three months of fiscal 1998 from $1.0 million in the first three months of fiscal 1997. As a percentage of net sales, gross profit increased to 21.8% in the first three months of fiscal 1998 from 16.6% in the first three months of fiscal 1997. This improvement in the first three months of fiscal 1997 was due to operating efficiencies that resulted from higher sales volume of thin film coated glass as well as increased gross profit margins from the sale of thin film coating equipment.

     Selling, General and Administrative. Selling, general and administrative expenses increased 81.3% to $986,000 in the first three months of fiscal 1998 from $544,000 in the first three months of fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased slightly to 8.8% in the first three months of fiscal 1998 from 8.7% in the first three months of fiscal 1997 due to additional salaries, recruiting and selling expenses.

     Research and Development. Research and development expenses increased 71.9% to $330,000 in the first three months of fiscal 1998 from $192,000 in the first three months of fiscal 1997. The increase was primarily attributable to increased staffing and other expenses relating to MgO and cathode development projects. As a percentage of net sales, research and development expenses decreased slightly to 2.9% in the first three months of fiscal 1998 versus 3.0% in the first three months of fiscal 1997. The Company expects research and development expenditures to increase in fiscal 1998 by approximately 50% to 75% over fiscal 1997 levels, which increase will be funded primarily from operations.

     Interest Income (Expense). Interest expense decreased 31.9% to $171,000 in the first three months of fiscal 1998 from $251,000 in the first three months of fiscal 1997 due primarily to decreased long-term debt levels.

     Other Income (Expense). Other income increased slightly to $24,000 in the first three months of fiscal 1998 from $7,000 for the first three months of fiscal 1997.

     Income Tax Benefit (Provision). The Company's income tax provision was $328,000 in the first three months of fiscal 1998 compared to $17,000 in the first three months of fiscal 1997. The effective tax rate for the first three months of fiscal 1998 was approximately 33% versus 27% during fiscal 1997. The Company's effective tax rate for the first three months of fiscal 1997 benefitted from the use of net operating loss carryforwards. As of the end of fiscal 1997, the Company had no remaining net operating loss carryforwards.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales increased 56.6% to $34.0 million in fiscal 1997 from $21.7 million in fiscal 1996. This increase was primarily due to worldwide recovery in demand for thin film coated glass in fiscal 1997 versus fiscal 1996. The Company believes that the decline in volume in 1996 was due largely to an excessive inventory buildup by LCD manufacturers as well as an overall decline in demand for thin film coated glass. Net unit sales of the Company's thin film coated glass increased significantly, offset partially by price decreases for LCD coated glass. In addition, the Company's net sales in fiscal 1997 included sales of thin film coating systems of $2.8 million; no such sales occurred in fiscal 1996.

     Gross Profit. Gross profit increased to $6.7 million in fiscal 1997 from $2.7 million in fiscal 1996. As a percentage of net sales, gross profit increased to 19.7% in fiscal 1997 from 12.5% in fiscal 1996. This improvement in fiscal 1997 was due primarily to increased operating efficiencies that resulted from higher sales volume of thin film coated glass offset by sales price declines, which adversely affected net sales and gross profit by an estimated $1.3 million. The improvement in gross margin was also attributable to the sale of thin film coating systems in fiscal 1997, which generally carry a higher gross profit margin than thin film coated glass.

     Selling, General and Administrative. Selling, general and administrative expenses increased 34.2% to $3.0 million in fiscal 1997 from $2.2 million in fiscal 1996, primarily due to higher overall selling costs including higher commissions on systems sales and increased recruiting costs. As a percentage of net sales, selling, general and administrative expenses decreased to 8.8% in fiscal 1997 from 10.3% in fiscal 1996 due to the substantial increase in net sales in fiscal 1997 compared with fiscal 1996.

     Research and Development. Research and development expenses decreased 22.4% to $749,000 in fiscal 1997 from $965,000 in fiscal 1996. Research and development expenditures consisted primarily of salaries, outside contractor expenses and other expenses related to the Company's ongoing product development efforts. As a percentage of net sales, research and development expenses decreased to 2.2% in fiscal 1997 from 4.4% in fiscal 1996. The decrease was due to a temporary reduction of research and development salaries and related expenses, net of reimbursements for research contracts.

     Interest Income (Expense). Interest expense increased 5.4% to $822,000 in fiscal 1997 from $780,000 in fiscal 1996. The increase was primarily attributable to a $250,000 charge by Donnelly Corporation to guarantee $5.0 million of the Company's credit facility during fiscal 1997, offset partially by lower debt levels; no similar charge was incurred in fiscal 1996.

     Other Income (Expense). Other income (expense) increased to $95,000 in fiscal 1997 from ($244,000) in fiscal 1996. This increase in other income (expense) was due primarily to foreign exchange gains of approximately $96,000 in fiscal 1997 versus foreign exchange losses of ($286,000) in fiscal 1996. The foreign exchange losses in fiscal 1996 were primarily due to differences in the dollar/yen exchange rate between the dates of sale and the dates of related payment.

     Income Tax Benefit (Provision). The Company's effective federal income tax rate for fiscal 1997 was 27.2% compared to a tax benefit of 28.2% in fiscal 1996. The Company's effective tax rate for fiscal 1997 differed from the federal statutory rate primarily as a result of the use of a Foreign Sales Corporation (see Note 6 of Notes to Consolidated Financial Statements) in 1997 and net operating loss carryforwards. As of the end of fiscal 1997, the Company had no remaining net operating loss carryforwards.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales decreased 30.0% to $21.7 million in fiscal 1996 from $31.0 million in fiscal 1995. The Company believes that the decrease in fiscal 1996 versus fiscal 1995 was due largely to an excessive inventory buildup by LCD manufacturers as well as an overall decline in demand for thin film coated glass. To a lesser extent, net sales also were adversely affected by price decreases.

     Gross Profit. Gross profit decreased to $2.7 million in fiscal 1996 from $6.7 million in fiscal 1995. As a percentage of net sales, gross profit decreased to 12.5% in fiscal 1996 from 21.6% in fiscal 1995. The decrease was attributable to decreased thin film coated glass sales and the inability to reduce fixed manufacturing costs at the same rate as the sales decline.

     Selling, General and Administrative. Selling, general and administrative expenses decreased 36.2% to $2.2 million in fiscal 1996 from $3.5 million in fiscal 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 10.3% in fiscal 1996 from 11.3% in 1995. These decreases were due primarily to the expiration of noncompete compensation expenses ($436,000 in fiscal 1995), and reductions in sales and commission expenses, profit sharing and amortization of deferred compensation expenses during fiscal 1996 compared with fiscal 1995.

     Research and Development. Research and development expenses decreased 4.5% to $965,000 in fiscal 1996 from $1.0 million in fiscal 1995 due primarily to salary and related cost reductions. As a percentage of net sales, research and development expenses increased to 4.4% in fiscal 1996 from 3.3% in fiscal 1995 due primarily to the overall reduction in net sales.

     Interest Income (Expense). Interest expense decreased 4.4% to $780,000 in fiscal 1996 from $816,000 in fiscal 1995 due primarily to decreased interest rates offset partially by increased long-term debt levels.

     Other Income (Expense). Other income (expense) decreased to ($244,000) in fiscal 1996 from $224,000 in fiscal 1995. The most significant change resulted from a foreign exchange loss of ($286,000) in fiscal 1996 due to differences in dollar/yen exchange rates.

     Income Tax Benefit (Provision). The Company's effective tax rate in fiscal 1996 was a 28.2% benefit, compared to 31.0% in fiscal 1995. The Company's effective income tax rate in fiscal 1996 differed from the federal statutory rate primarily as a result of the Company's net operating losses. The 1995 effective tax rate differed from the federal statutory rates due primarily to the benefit of a Foreign Sales Corporation. See Note 6 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth summary unaudited quarterly financial information for the last nine fiscal quarters. In the opinion of management, such information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and reflects all necessary adjustments (consisting of only normal, recurring adjustments) for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future. The Company's results of operations may be subject to significant quarterly variations. See "Risk Factors -- Fluctuations in Demand and Annual and Quarterly Operating Results."

                                                                    QUARTER ENDED
                                 ------------------------------------------------------------------------------------
                                            FISCAL 1996                         FISCAL 1997               FISCAL 1998
                                 ---------------------------------   ----------------------------------   -----------
                                 SEPT.     DEC.    MARCH     JUNE    SEPT.     DEC.    MARCH     JUNE        SEPT.
                                  1995     1995     1996     1996     1996     1996     1997     1997        1997
                                 -----     ----    -----     ----    -----     ----    -----     ----        -----
                                                                    (IN THOUSANDS)
Net sales....................... $7,139   $4,656   $4,709   $5,234   $6,279   $7,806   $9,935   $10,030     $11,251
Cost of goods sold..............  5,966    4,173    4,334    4,545    5,235    6,593    7,768     7,756       8,801
                                 ------   ------   ------   ------   ------   ------   ------   -------     -------
Gross profit....................  1,173      483      375      689    1,044    1,213    2,167     2,274       2,450
Operating expenses:
  Selling, general and
    administrative..............    695      582      552      404      544      642      923       887         986
  Research and development......    288      276      231      170      192      115      181       261         330
                                 ------   ------   ------   ------   ------   ------   ------   -------     -------
Operating income (loss).........    190     (375)    (408)     115      308      456    1,063     1,126       1,134
Interest income
  (expense).....................   (177)    (184)    (235)    (184)    (251)    (200)    (191)     (180)       (171)
Other income (expense)..........   (142)      14     (113)      (3)       7       34       10        44          24
                                 ------   ------   ------   ------   ------   ------   ------   -------     -------
Income (loss) before income
  taxes.........................   (129)    (545)    (756)     (72)      64      290      882       990         987
Income tax benefit
  (provision)...................     37      154      214       19      (17)     (79)    (240)     (269)       (328)
                                 ------   ------   ------   ------   ------   ------   ------   -------     -------
Net income (loss)............... $  (92)  $ (391)  $ (542)  $  (53)  $   47   $  211   $  642   $   721     $   659
                                 ======   ======   ======   ======   ======   ======   ======   =======     =======

     The following table sets forth the above unaudited information as a percentage of net sales.

                                                                     QUARTER ENDED
                                   ----------------------------------------------------------------------------------
                                             FISCAL 1996                         FISCAL 1997              FISCAL 1998
                                   --------------------------------    --------------------------------   -----------
                                   SEPT.    DEC.     MARCH    JUNE     SEPT.    DEC.     MARCH    JUNE       SEPT.
                                   1995     1995     1996     1996     1996     1996     1997     1997       1997
                                   -----    ----     -----    ----     -----    ----     -----    ----       -----
Net sales......................... 100.0%   100.0%  100.0%    100.0%   100.0%   100.0%  100.0%    100.0%     100.0%
Cost of goods sold................  83.6     89.6    92.0      86.8     83.4     84.4    78.2      77.3       78.2
                                   -----    -----    -----    -----    -----    -----    -----    -----      -----
Gross profit......................  16.4     10.4     8.0      13.2     16.6     15.6    21.8      22.7       21.8
Operating expenses:
  Selling, general and
    administrative................   9.7     12.5    11.7       7.7      8.7      8.2     9.3       8.8        8.8
  Research and development........   4.0      5.9     4.9       3.2      3.1      1.5     1.8       2.6        2.9
                                   -----    -----    -----    -----    -----    -----    -----    -----      -----
Operating income (loss)...........   2.7     (8.1)   (8.7)      2.2      4.9      5.8    10.7      11.2       10.1
Interest income (expense).........  (2.5)    (4.0)   (5.0)     (3.5)    (4.0)    (2.6)   (1.9)     (1.8)      (1.5)
Other income (expense)............  (2.0)     0.3    (2.4)     (0.0)     0.1      0.4     0.1       0.4        0.2
                                   -----    -----    -----    -----    -----    -----    -----    -----      -----
Income (loss) before income
  taxes...........................  (1.8)   (11.7)   (16.1)    (1.4)     1.0      3.7     8.9       9.9        8.8
Income tax benefit (provision)....   0.5      3.3      4.5      0.4     (0.3)    (1.0)   (2.4)     (2.7)      (2.9)
                                   -----    -----    -----    -----    -----    -----    -----    -----      -----
  Net income (loss)...............  (1.3)%   (8.4)%  (11.5)%   (1.0)%    0.7%     2.7%    6.5%      7.2%       5.9%
                                   =====    =====    =====    =====    =====    =====    =====    =====      =====

     The variation in quarterly sales during fiscal 1996 and fiscal 1997 was due primarily to the reduction in worldwide demand for thin film coated glass which began in the second quarter of fiscal 1996. Unit demand began to improve in the fourth quarter of fiscal 1996 and has continued to improve through the first quarter of fiscal 1998. In addition, during the first quarter of fiscal 1997, the Company began recognizing revenue from its initial sales of thin film coating equipment. Sales from coating equipment contributed $109,000 in the quarter ended September 1996, $564,000 in the quarter ended December 1996, $1.6 million in the quarter ended March 1997, $554,000 in the quarter ended June 1997, and $2.1 million in the quarter ended September 1997.

     The Company began to experience significant gross profit erosion during the second quarter of fiscal 1996 due to the decrease in thin film coated glass sales and the Company's inability to reduce fixed manufacturing costs at the same rate as the sales decline. In particular, the Company's gross profit margin in the third quarter of fiscal 1996 was adversely affected by higher production costs. Gross profit margin improved during fiscal 1997 due to increased efficiencies that resulted from higher sales volume of thin film coated glass and process improvements. In addition, gross profit margin improved as a result of the initial recognition of equipment sales which generally carry higher gross profit margins than thin film coated glass. Gross profit margins declined in the first quarter of fiscal 1998 compared to the last quarter of fiscal 1997 due to lower gross profit margins on thin film coated glass which was caused primarily by higher production costs, and offset partially by higher gross profit margins for equipment sales.

     Selling, general and administrative expenses decreased in absolute dollars during the industry downturn in fiscal 1996 as the Company adjusted its expenses to minimize its net loss during these quarters. As sales improved during fiscal 1997, these expenses increased accordingly. During the third quarter of fiscal 1997, these expenses were particularly high in part due to the commissions related to the $1.6 million in systems sales recognized during the period. Research and development expenses decreased during the downturn in fiscal 1996 as the Company reduced salary and related costs. These reductions continued until after the Company returned to profitability in fiscal 1997. Other income (expense) included significant foreign exchange losses in the first and third quarters of fiscal 1996 due to differences in the dollar/yen exchange rate between the dates of sales and related payments.

     Because a significant portion of the Company's overhead is fixed, at least in the short term, the Company's quarterly results of operations may be materially adversely affected if sales decline for any reason.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations to date primarily through cash generated from operations and borrowings. Net cash flows from operating activities were $3.9 million, ($793,000) and $4.0 million in fiscal 1995, 1996 and 1997, respectively. The Company used cash of $1.7 million, $899,000 and $1.3 million for purchases of machinery and equipment (including construction in progress) in fiscal 1995, 1996 and 1997, respectively. The Company used cash of $2.5 million and $2.3 million in fiscal 1995 and 1997 to decrease its long-term debt, while borrowing an additional $759,000 in fiscal 1996.

     As of September 27, 1997, the Company had cash and cash equivalents of approximately $939,000 and working capital of $2.6 million. As of September 27, 1997 accounts receivable were approximately $6.0 million. The Company's accounts receivable have increased from $2.8 million as of June 29, 1996 primarily as a result of increased sales. The Company has a $11.5 million credit facility with a commercial bank which expires June 30, 2000. This facility includes a $3.0 million term note and an $8.5 million line of credit. Borrowings under this facility accrue interest at variable rates indexed to the prime rate or federal funds rate, whichever is greater, as announced by the Company's lender from time to time. The prime rate is the rate announced by the lender as its prime rate. The federal funds rate is generally the rate paid by the lender for overnight borrowings from other banks. The rate actually paid by the Company under such circumstances is based upon such rates but includes a factor which varies based on the Company's earnings before interest, taxes, depreciation and amortization. The Company can also elect to borrow at a rate indexed to the London or Nassau Interbank deposit interest rates, although this option, as currently structured, will not be available following completion of this offering. Of the Company's credit facility, $5.0 million is guaranteed by Donnelly Corporation ("Donnelly"), for which the Company accrued an annual fee to Donnelly of $250,000 in fiscal 1997. As of September 27, 1997, the Company had approximately $5.8 million outstanding on its credit facility. The credit facility generally precludes the Company from borrowing funds outside the credit facility, entering into capital leases or guarantying such obligations, with certain limited exceptions for subordinated shareholder loans, leases or indebtedness related to the Company's Boulder headquarters or new Weld County facility or certain indebtedness secured by fixed assets other than assets in which the lender has a security interest. The credit facility restricts capital expenditures during any fiscal year to $4,500,000 and the Company's ability to incur additional indebtedness for borrowed money, with certain limited exceptions. The Company's ability to pledge its assets is also generally restricted. The credit facility also requires the Company to maintain certain financial ratios to remain in compliance with the credit agreement, including a ratio of debt to earnings before interest, taxes, depreciation and amortization of not greater than 4 to 1 on a rolling four quarter basis and a ratio of total liabilities to tangible net worth of no greater than 3.5 to 1, and maintain a tangible net worth of at least $5.2 million plus 75% of net annual income. Following completion of the offering, the Donnelly guaranty will be released and the borrowing terms will be renegotiated. However, the Company anticipates no material change in its borrowing capacity as a result of the release of the guaranty, although the interest rates charged by the lender may increase somewhat. Any increase in the interest rate will be partially or fully offset by not having to pay the amount which Donnelly has charged the Company for its guaranty. In addition, as of September 27, 1997, the Company had a $357,000 secured note outstanding relating to its new Weld County, Colorado facility. The Company expects to reduce a substantial portion of its debt obligations with proceeds from this offering. The Company's principal capital expenditures in recent years have consisted of improvements to its equipment and facilities. These expenditures have been funded principally from operations and through the credit facility. The Company expects its capital expenditures for fiscal 1998 to include construction of a new thin film production system as well as capital expenditures related to its new production facility in Weld County, Colorado. Capital expenditures for fiscal 1998 are budgeted at $4.2 million.

     The Company believes that the net proceeds from this offering, together with funds generated from operations and borrowings available under its line of credit and term loan will be sufficient to fund its operations and capital expenditures for at least twelve months following completion of the offering.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     The Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of ("SFAS 121") effective June 30, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operation. The Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") effective June 30, 1996. SFAS 123 defines a fair value based method of accounting for employee stock compensation, including stock options. However, companies may continue to account for stock compensation using the intrinsic-value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro forma disclosures of net income and earnings per share assuming the fair-value-based method had been applied. The Company elected to account for stock compensation using the intrinsic-value-based method, and thus, SFAS 123 will not have any impact on reported operating results.

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 is effective for fiscal years ending after December 15, 1997; early adoption is not permitted. SFAS 128 replaces primary and fully diluted EPS with basic and diluted earnings per share, respectively. Under SFAS 128, net income (loss) per share for the periods presented would be as follows:

                                                    FISCAL YEAR ENDED              THREE MONTHS ENDED
                                              -----------------------------   -----------------------------
                                              JULY 1,   JUNE 29,   JUNE 28,   SEPTEMBER 28,   SEPTEMBER 27,
                                               1995       1996       1997         1996            1997
                                              -------   --------   --------   -------------   -------------
Basic.......................................  $ 0.39    $ (0.38)   $ 0.57     $    0.02       $    0.23
Diluted.....................................    0.39      (0.38)     0.56          0.02            0.22

                                    BUSINESS

     Applied Films is a leader in thin film technology for the flat panel display ("FPD") industry. The Company supplies thin film coated glass for use in lower information content displays, primarily liquid crystal displays ("LCDs") and more recently began selling thin film coating equipment to manufacturers of both lower and higher information content displays. Applied Films believes that it is able to address a broad array of the FPD market through the combination of its thin film coated glass business and its coating equipment business.

INDUSTRY BACKGROUND

     FPDs are found in a wide variety of consumer and industrial products, including cellular telephones, calculators, laptop computers, pagers, scientific instruments, televisions, video games, gasoline pumps, automotive instruments, point-of-sale terminals and a number of other electronic devices. Stanford Resources estimates that the worldwide market for FPDs will grow from approximately $11.8 billion in 1996 to $26.9 billion in 2002.

     The FPD industry is driven by a number of technological and market forces, including consumer demand for high performance, portable and power efficient computers, the increasing volume of text, graphics and video information being generated and displayed, and the growing amount of multimedia applications. In response, FPDs are being made larger, thinner, and with greater display quality and sophistication. In addition, FPD development cycles are becoming shorter and competitive pressures to reduce costs are continuous.

     Most FPDs require optically transparent, electrically conductive thin films coated on substrates. These thin films transmit electrical power to picture elements of the displays and allow light to pass to the viewer. The FPD trends described above are placing increasing performance and other demands on the thin film coated glass used in FPDs, particularly with regard to imperfections, which must be fewer and smaller. As FPDs become larger and more information intensive, it becomes more crucial to maintain the lack of pinholes in the film, the absence of contamination on or under the film and the physical, chemical and electrical uniformity, as well as the micro flatness of the substrate. In addition, the substrate cleaning process becomes more critical, and handling of the glass through the system must be more carefully controlled for quality.

APPLIED FILMS SOLUTION

     Applied Films believes its thin film technological and process expertise positions it to respond to the evolving demands of the FPD industry. The Company supplies both thin film coated glass for use in lower information content displays, as well as thin film coating equipment for manufacturers of both lower and higher information content displays. Applied Films believes that through the combination of its coated glass business and its coating equipment business, it is able to address a broad array of the FPD market.

     Thin Film Coated Glass. The Company believes, based on its internal estimates, that it is the leading worldwide supplier of thin film coated glass for TN LCDs. Applied Films also has smaller but increasing sales of thin film coated glass for STN LCDs. TN LCDs are most commonly used for simple displays such as those found in watches and calculators. STN LCDs are typically larger displays with higher information content and are used for applications such as displays for cellular phones and certain portable computers. STN coated glass technology is more complex and expensive than TN primarily because of more stringent coating thickness, surface quality, and glass flatness specifications.

     The Company's design, construction and operation of its own thin film systems give it a significant cost advantage over its competitors, most of which must purchase equipment from third parties. In addition, the Company's hands-on operating experience enables it to make continuous process and system improvements resulting in higher throughput, better yields, greater equipment up time and more efficient target utilization. Further, Applied Films' expertise in substrates, coating materials and glass preparation under cleanroom conditions, as well as its development of reliable, cost effective conveyance systems enabling movement of the glass at varied speeds in a controlled fashion, are significant competitive factors for the Company. The Company has achieved considerable improvements in manufacturing productivity over the last several years and its new facility in Weld County, Colorado will enable it to add new coating systems to meet growing demand.

     Thin Film Coating Equipment. The coating of thin films onto glass for higher information content FPDs involves a number of intermediate process steps, and is therefore more suitably performed in-house by display manufacturers. To address this opportunity, the Company has recently begun offering its thin film coating systems to manufacturers of higher-end FPDs such as plasma display panels ("PDPs") as well as manufacturers of LCDs. Since entering the coating equipment business in fiscal 1997, the Company has sold four systems with an aggregate purchase price of approximately $17.6 million. As of September 27, 1997, the Company's backlog from such system sales was approximately $12.7 million.

     The Company's technological expertise and experience in designing and manufacturing several generations of coating systems for its own use is particularly relevant to its systems business. The Company believes it possesses proprietary technology and know-how which enable it to effectively address the advanced technical requirements of certain FPDs. In particular, Applied Films has recently developed (and applied for patent protection for) a process which materially increases the reactive sputtering speed of magnesium oxide ("MgO"). The Company believes this process may represent a significant competitive advantage in the emerging market for thin film coating equipment for PDPs. In addition, the Company has designed its system platforms to offer technical, processing, and operational advantages to system users. See "-- Products and Manufacturing--Thin Film Coating Equipment." The Company believes its technological expertise will be of increasing importance to its systems business as the technical requirements of FPDs continue to evolve.

     In addition to its technological leadership, Applied Films' extensive experience in operating its own thin film systems provides it with particular advantages in selling coating systems to others. By continually refining its own systems in a real operating environment, the Company has achieved significant processing efficiencies and quality improvements. Moreover, the Company's operational experience enables it to better understand and respond to customer specific needs in the design and construction of the customer's system. The Company is also able to provide customers useful production, training and performance data from the Company's own production systems.

STRATEGY

     The Company's objective is to be a leading provider of thin film solutions to the FPD industry. The following are key elements of the Company's strategy to achieve this objective:

     Leverage Technology and Process Leadership. The Company intends to leverage its thin film technology and process capabilities to address the evolving requirements for more sophisticated, technologically advanced FPDs. Specifically, the Company intends to continue to enhance its own thin film coating systems, both in terms of the production efficiency of the systems and the technical characteristics obtained with certain coatings. The Company also intends to continue to develop and offer thin film coating equipment capable of achieving high productivity and providing technologically advanced thin film solutions.

     Expand Thin Film Coating Equipment Business. Due to the anticipated growth in demand for higher information content FPDs, Applied Films believes there is significant opportunity for the Company to sell thin film coating equipment to FPD manufacturers. Since entering the coating equipment business in fiscal 1997, the Company has sold four systems (at an average purchase price of $4.4 million per system) for applications which include PDPs, electrochromic automotive mirrors and STN LCDs. The Company believes its technological capabilities, its history of designing, developing and improving its own thin film manufacturing systems, and its extensive operational experience provide it with competitive advantages in selling thin film coating equipment to others.

     Capture Increased Share of Thin Film Coated Glass Market. Applied Films believes its position as a leading supplier of thin film coated glass for the FPD market provides it with continued growth opportunities in that market. The Company will pursue continued growth of its coated glass business by (i) seeking to be the low cost producer, by building its own coating systems and achieving technology-based manufacturing efficiencies, (ii) leveraging the Company's long-standing relationships with many of the world's key FPD customers, and (iii) pursuing strategic business relationships to expand the Company's customer base and manufacturing capacity. For instance, the Company is entering into a relationship with Nippon Sheet Glass Co., Ltd. ("NSG"), a major Japanese glass manufacturer to supply much of the TN and low to medium density STN coated glass needs of NSG's customers. The Company anticipates that an agreement will be signed by NSG within thirty days. However, there can be no assurance that NSG will sign the agreement and even if signed, the agreement will not obligate NSG to purchase any minimum amount of coated glass from the Company. This agreement will provide a framework for the sale by the Company of its coated glass through NSG to NSG's customers. The agreement with NSG will have an initial term of three years and can be terminated by either party on three months notice. The Company believes that pursuant to this agreement, it will provide a significant portion of NSG's customers' coated glass needs. In addition, the Company is considering the possibility of entering into an alliance to establish manufacturing capacity in southeast Asia to better serve the needs of existing and prospective Asian customers.

     Supply Emerging Plasma Display Market. Applied Films intends to become a leading supplier of thin film coating equipment to the emerging PDP market. Many industry analysts anticipate that PDPs will be the predominant display for high definition TV. Stanford Resources' tabulation of announced investments indicates that, as a result, approximately $4.0 to $8.0 billion is scheduled for investment in PDP manufacturing facilities during the next five years. The Company intends to address this market by offering both pilot systems and full scale production systems for the sputtering of the three thin film layers required by PDPs (indium tin oxide ("ITO"), MgO, and chrome-copper-chrome ("CrCuCr")). Currently the only production method used for applying the MgO layer is vacuum evaporation which, as displays become larger, presents difficulties for film uniformity. A major drawback of the sputtering process for MgO has been its very slow sputtering rate. However, the Company recently developed, and has filed a patent application on, a process which materially increases the reactive sputtering speed of MgO, which the Company believes may allow glass coatings to be applied at lower cost and with greater uniformity than evaporation. The Company has delivered one pilot system to a Korean PDP manufacturer for use in applying CrCuCr and is presently engaged in active discussions with other prospective PDP customers.

TECHNOLOGY

     The Company believes it is a leader in thin film technology. The Company's thin film coating equipment enables the manufacturer of thin film coated glass, whether the Company or an equipment customer, to apply very thin, transparent layers of solid, inorganic thin film coatings to extremely clean glass in vacuum chambers loaded in clean room conditions. The coatings applied by the Company are deposited in microscopic thicknesses by physically bombarding (sputtering, a form of physical vapor deposition) a cathode source coating material (a chemical compound or element) with argon ions. Individual atoms and molecules of the source material are separated from the source by bombardment to form a vapor that condenses as a film onto the glass. The Company's technology of applying a thin film coating to glass or other substrate enables the display to function as a complex switch which controls light emission or transmission from each of the thousands of segments or pixels that comprise an FPD. The Company's primary thin film coated glass product is made by applying a thin layer of silicon dioxide ("SiO(2)") to prevent sodium in glass from negatively affecting the operation of the display. After this coating is applied, ITO is applied to provide conductive properties, permitting the glass to be used for various FPD applications. Particularly in FPDs, optically transparent, electrically conductive films, such as those applied by the Company, find common application in transferring electrical power to the picture elements of the displays and allowing light to pass to the viewer. Sputtering provides many advantages including material flexibility, thickness consistency, adaptability to large substrates and high volume production, defect and contamination control, adhesion, and thin film density.

     John S. Chapin, Vice President--Research and a founder of the Company, invented the planar magnetron, which first enabled manufacturers of thin film coated glass (as well as of semiconductor chips) to economically deposit sputtered thin film coatings. Another founder, Vice President--Engineering Richard Condon, was a pioneer in the development of the in-line coating process which is currently used by much of the industry. The Company believes it maintains a competitive advantage because it designs, builds and operates its own thin film coating equipment for thin film coated glass. Further, because its primary business is producing thin film coated glass, the Company is able to effectively incorporate its production know-how into new generation coating equipment and improvements in existing coating equipment. The Company believes this provides it with a capital cost advantage over most of its competitors. This also enables the Company to compete effectively in the market for thin film coated glass manufacturing.

     The quality of the coatings, the cycle time of the process, the utilization of materials, and other factors are controlled by proprietary information and technology of the Company. For example, the Company is currently engaged in a development program to improve utilization of the cathode source material. The Company has also developed a method of reducing cathode voltage and is developing the application of this method to ITO coatings. The Company believes this will improve the conductivity of the ITO coating. The Company's glass coating process has gone from approximately 11 hours in-process-time and nine separate manual handling steps in 1985, to approximately 30 minutes and four manual handling steps currently. All of the coating and heat treating steps now occur within the equipment. The glass must be moved in a very controlled fashion at high temperatures over a wide range of speeds through a vacuum system. The Company has developed a simple, cost effective and reliable means of moving glass with high yields. The Company is continually enhancing its technology to improve the performance of its equipment, both in terms of the characteristics of the coating obtained and the efficiency of the equipment. The Company continues to work on the conductivity of its ITO coatings. The Company is also continuing to work on improving its systems not only to obtain better quality coatings, but also to obtain better utilization of coating materials.

     The Company is continually seeking advances to thin film technology which have commercial promise. The Company recently developed a process called geometrically enhanced metal oxide sputtering ("GEMS"), which increases the speed of reactive sputtering of certain materials such as MgO. The Company has recently applied its knowledge of reactive sputtering to the problem of the low sputtering rate of materials such as MgO needed in the growing PDP market. While significant challenges lie ahead in successfully commercializing this technology, the Company believes that in-line sputtered MgO has the potential advantage of being more uniform than evaporated MgO, the current method of applying MgO coating, especially as the size of plasma panels increases. The Company believes sputtered MgO may also offer PDP manufacturers improved production throughput and improved quality in certain other respects. See "Business -- Strategy." The Company has filed a patent application relating to this technology. See "Risk Factors -- Rapid Technological Change."

     The following diagram illustrates a common construction of a plasma display panel, including the three thin film layers: ITO, MgO and CrCuCr.

                            [PLASMA DISPLAY PANEL]

PRODUCTS AND MANUFACTURING

     The Company's principal products include various types of thin film coated glass, which are a necessary component of LCDs and other FPDs. LCDs are used in a wide variety of consumer and industrial products, including watches, cellular telephones, calculators, scientific instruments, pagers, handheld video games, laptop and notebook computers, point-of-sale terminals, wireless terminals, and other electronic devices requiring displays. The Company also designs and manufactures thin film coating equipment for its own use and that of customers in the FPD and other industries.

     The following table sets forth the Company's gross sales by its major product categories (excluding returns and allowances) for its last three fiscal years:

                                                                        FISCAL YEAR ENDED
                                                           --------------------------------------------
                                                           JULY 1, 1995   JUNE 29, 1996   JUNE 28, 1997
                                                           ------------   -------------   -------------
                                                                          (IN THOUSANDS)
TN Glass.................................................    $28,346         $18,972         $24,366
STN Glass................................................        543           1,499           3,676
Other Coated Glass.......................................      3,283           2,141           4,257
Thin Film Coating Equipment..............................         --              --           2,784

     Thin Film Coated Glass used for TN LCDs. Thin film coated glass manufactured for TN LCDs is manufactured by depositing SiO(2) and ITO onto glass purchased primarily in three thicknesses, 1.1 millimeters, 0.7 millimeters, and
0.55 millimeters. The thin film coated glass is sold in a variety of sizes ranging from roughly 300 millimeters square to 400 millimeters by 500 millimeters. TN LCDs are most commonly used for simple displays such as those found on watches, calculators and electronic instruments. They offer good contrast and acceptable response time for simple readout operations, are relatively inexpensive to produce and require very low power to operate. TN LCDs typically are not used for high information content displays such as those used in laptop computers. However, TN LCDs are the best all around choice for many products, and current advances in display technologies are permitting this lower cost glass to be used for other, new applications such as in the automotive industry.

     Thin Film Coated Glass used for STN LCDs. This product is more complex and expensive to manufacture than thin film coated glass for TN LCDs. STN LCD product in most instances, requires that the Company purchase higher quality, flatter glass. In addition, glass for many STN LCDs requires thicker ITO coats to improve conductivity, commonly requiring a longer cycle time. Production of large quantities and higher quality thin film coated glass for STN LCDs requires augmented optical inspection equipment and an automated inspection process. The Company has converted one of its TN LCD coating systems to meet these needs and will bring a new coating system capable of manufacturing thin film coated glass for STN LCDs on line in late 1997. There is a wide range of information density on STN LCDs ranging from low information displays such as personal information managers to high information density displays such as laptop computer screens.

     Other Thin Film Coated Glass. The Company's other thin film coated glass consists primarily of ITO thin film coated glass for automatically dimming electrochromic automotive mirrors, chrome and rhodium thin film coated glass for dental mirrors, CrCuCr coatings for PDPs, and gold, silver and other coatings for certain small orders and applications under development.

     Thin Film Coating Equipment. The Company has designed and built several generations of high volume thin film production systems capable of meeting the needs of customers requiring in-house production of thin film coated glass, primarily in the FPD industry. The Company has supplied or is currently manufacturing thin film coating equipment for use in producing in TN LCDs, STN LCDs, PDPs and automatically dimming (electrochromic) automotive mirrors. The Company's present coating equipment product line includes two basic platforms:
(i) the Venture Series in-line vertical system which provides improved particle defect levels and high throughput for use in FPD and other high volume applications; and (ii) the Pilot Series, a line of sputtering systems for research and development, and limited production. The Company has not yet sold a Pilot Series system but is in active discussions with customers regarding this product. The Pilot system can be upgraded to a Venture system as customer requirements increase. The Company also is developing other systems to meet the expanding needs of its customers. Included within each of the Company's platforms is the Company's proprietary, user-friendly software using computer touch screens. The Company's thin film coating systems provide for all coating and heat treating within the equipment using processes pioneered and developed by the Company. The Company's thin film coating systems range in cost from approximately $1.5 million for a simply configured system to approximately $8.0 million for the largest system. See "Risk Factors -- Uncertainties Related to Coating Equipment Business."

     Process Flow. The basic process flow for the Company's manufacture of thin film coated glass is shown in the following diagram.

                            THIN FILM GLASS COATING

     One of the Company's primary process elements and core competencies in the manufacture of thin film coated glass is the preparation of the glass for coating in high volumes. The cleaning process, the lack of pinholes in the coating, and the absence of any contamination on or under the coating are critical in the manufacturing process. After cleaning and preparation, the glass is stored in a HEPA filtered clean room until loaded onto the coating system. After removal of the substrate from the system, it must be inspected for defects and optical, electrical and thickness properties. This is done using various devices and in some cases visually. The Company continually works to improve its glass cleaning and product inspection capabilities.

SALES, MARKETING, AND CUSTOMERS

     Most of the Company's thin film coated glass sales are handled by an internal sales force of four individuals based in Boulder and one based in China. Sales in Taiwan and Korea are handled through outside sales representatives who are supported by the Company's internal personnel. Sales agents in Shenzhen, China and Japan also support the Company's thin film coated glass sales effort. Other Company personnel, including its Chief Executive Officer, Chief Operating Officer and Quality Assurance Manager, make regular trips to visit foreign customers to ensure proper customer service. The Company generally sells its thin film coated glass products on open account or letter of credit and its customer payment history has been excellent.

     Sales of the Company's systems involve a broad based effort by various levels within the Company. Much of the sales effort in the systems area is undertaken by the Company's technical group. The Company has recently added one individual to focus on systems sales. The sales process for coating equipment is long-term, involving multiple visits to and by the customer and nine to twelve months of technical sales effort. Systems sales are handled through independent sales and service representatives in each region who have been selected with an emphasis on their ability to provide after sales service and support. The Company generally sells its thin film coating systems with progress payments.

     Approximately 83% of the Company's fiscal 1997 gross sales were derived from exports. In the same period, the Company served 155 customers in 19 countries. In fiscal 1997, the Company's ten largest customers accounted for approximately 59% of the Company's gross sales. The principal demand for thin film coated glass is in Asia. The Company's customers for thin film coating equipment have been in Korea, Taiwan and the United States and the Company believes its potential geographic market for systems includes all the major geographic regions in which FPD manufacturing takes place. See "Risk Factors -- International Markets."

     The Company's gross sales (excluding returns and allowances) of thin film coated glass by geographic region during each of the last three fiscal years were as set forth below. Sales are assigned to a region based upon where the contract for purchase is formed.

                                                           FISCAL YEAR ENDED           THREE MONTHS ENDED
                                                    -------------------------------    ------------------
                                                    JULY 1,    JUNE 29,    JUNE 28,      SEPTEMBER 27,
                                                     1995        1996        1997             1997
                                                    -------    --------    --------      -------------
                                                                       (IN THOUSANDS)
Asia (other than Japan).........................    $20,642    $12,776     $17,059           $5,057
Japan...........................................      5,467      4,288       6,611              686
United States...................................      5,091      4,049       5,688            2,142
Europe and Other................................        972      1,499       2,941            1,750

     The Company believes the Japanese market represents a substantial national market for coated glass. The Company expects to enter into an agreement with NSG to supply TN and STN coated glass which will assist the Company's effort to further penetrate the Japanese market. However, there can be no assurance that NSG will sign the agreement and even if signed, the agreement will not obligate NSG to purchase any minimum amount of coated glass from the Company.

     The Company believes a key aspect to serving the needs of its customers is just-in-time delivery of its products. The Company's warehouse operations in Japan and Hong Kong assist the Company in meeting this need and the Company is also currently evaluating the possibility of locating a manufacturing facility in Asia, potentially through a joint venture.

     Further, the Company has established direct links between the Company's quality control management and customers to help assure quality product performance. The Company also has a product support laboratory in Boulder available for its customers. Using this program, customers can directly contact Company staff to help analyze product problems or questions they may have in their own manufacturing process. With its analytical capability, the Company's technical sophistication can be brought to bear directly on the customers' applications.

     Sales and purchases are generally denominated in U.S. dollars and Japanese yen. The Company does not currently engage in currency hedging transactions. To the extent the Company must transact business in foreign currencies and is unable to match revenue received in foreign currencies with expenses paid in the same currency, it is exposed to possible losses in foreign currency transactions. See "Risk Factors -- International Markets."

SUPPLIERS

     Thin Film Coated Glass. The thin glass used by the Company in its manufacturing represents its most significant material cost. The required quality, in terms of flatness and visible imperfections, limits the number of available suppliers. Five companies worldwide currently manufacture to these quality standards. The Company currently purchases glass from four of these suppliers. The Company is vulnerable to increased costs of thin glass. The Company regularly evaluates methods of reducing its cost of glass. The Company's other primary raw materials for thin film coated glass are SiO(2) and ITO. The Company currently purchases SiO(2) from one supplier, although it believes alternative sources of supply could be developed if necessary. Other coating materials, currently used to a lesser extent by the Company, include materials which are available from few suppliers.

     Thin Film Coating Equipment. In its thin film systems business, the Company uses various suppliers of machined components, pump systems, logic controllers and other components and features. It has no single source for any principal components in this aspect of its business.

     To date, the Company has not experienced any material interruption in the supply of its raw materials or components; however, if the Company were to experience significant delays, interruptions, reductions in the supply of raw materials, or material supplier price increases, the Company's business, operating results, or financial condition could be materially adversely affected. See "Risk Factors -- Limited Sources of Supply."

COMPETITION

     Competition in the market for thin film coated glass for FPDs is intense. Competition is based primarily on price and to a lesser extent on quality, delivery, and customer service. In addition, the Company believes the ability to anticipate shifts in the market and unmet customer needs for thin film coated glass features are important competitive factors. Although certain of the Company's potential competitors have considerably greater financial, technical, and sales and marketing resources than the Company, the Company believes that it competes favorably with respect to each of these factors. The Company is aware of approximately ten thin film coated glass competitors worldwide. Certain of these competitors are also manufacturers of thin glass required for thin film components and one is a user of thin film coated glass. These are large companies with significant research and development funding and extensive thin film technology background. All of the Company's principal thin film coated glass competitors are located outside the United States, primarily in Asia.

     Both Company suppliers and customers could, conceivably, vertically integrate to manufacture the products produced by the Company. See "Risk Factors -- Highly Competitive Market Environment."

     In manufacturing thin film coating equipment, the Company competes against two established equipment manufacturers which are much larger than the Company:
Ulvac Japan, Ltd. in Japan and Balzers Process Systems/Leybold AG (formerly Leybold AG) in Germany. Competition is based on performance and process technology, after sales support and service and price, and the Company believes it competes favorably with respect to each of these factors. Key performance and technology issues include technical capability, systems design, product uniformity, yields, target utilization and throughput. The Company is also the only major thin film coating equipment manufacturer that manufactures thin film coated glass for the FPD market. The Company believes the experience, expertise and synergy resulting from this provide it with a competitive advantage.

RESEARCH AND DEVELOPMENT

     The Company's historical success has depended in large part on successful, focused research and development in thin film technology, processes and equipment. The Company believes that its continued success depends on the development of new or improved technology, processes, products, and equipment. In fiscal 1995, 1996 and 1997, research and development expenditures were respectively 3.3%, 4.4%, and 2.2% of the Company's net sales for those years. The Company intends to increase its level of research and development expenditures in fiscal 1998.

PROPRIETARY RIGHTS

     The Company's proprietary technology is principally related to design of its processes, its process control, and the transfer of this knowledge to the design of new equipment. Historically, the Company has relied primarily on trade secret laws and third-party nondisclosure agreements, as opposed to patent protection, to protect its proprietary technology. Nevertheless, the Company has recently applied for a patent with respect to certain developments in thin film process and device technology. Trade secret protection can be preferable over patent protection in part due to the expense and difficulty of obtaining and enforcing foreign patent applications and due to the fact that patents become part of the public record. The Company's success is heavily dependent upon its proprietary processes. The Company believes that due to the rapid pace of innovation within its industry, factors such as technological and creative skilled personnel, the ability to develop and enhance systems, knowledge and experience of management, reputation, and customer service and support are more important for establishing and maintaining a competitive position within the industry than are patent or other legal protections for its technology. There can be no assurance, however, that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop a functionally equivalent or superior technology. See "Risk Factors -- Limited Protection of Proprietary Rights."

FACILITIES

     The Company's general offices, research and development facilities, and production lines are currently housed in three buildings totaling approximately 98,000 square feet located in Boulder, Colorado. One building is owned by the Company, and the other two are leased, one from a partnership consisting of the Company and three of the Company's officers (the "Partnership"). See "Certain Transactions." In addition, the Company has leased warehouse space in Japan and Hong Kong from which it supplies customers on a just-in-time basis. The Company also has a sales office in Shenzhen, China. In June 1997, the Company signed a Lease for approximately 127,000 square feet of production space in Weld County, Colorado. The Company believes this location will enable it to draw from a larger employee base. The Company recently commenced the construction of leasehold improvements and anticipates the beginning of production at the Weld County facility during calendar 1998. It is anticipated that all systems manufacturing will eventually occur in the newly leased space. After the Company completes its move from Boulder to Weld County, it will remain liable on the lease to the Partnership until the lease expires on April 30, 2000. The Company intends to relet its vacated facility to a third party. See "Risk Factors -- New Facility Expansion" and "Certain Transactions." The Company currently operates four thin film coated glass production lines and one smaller system used for a variety of other thin films. In addition, the Company expects to commence production on a sixth thin film coating system in the Weld County facility in fiscal 1998.

EMPLOYEES

     As of September 27, 1997, the Company employed 280 people, including 230 in thin film coated glass production, 20 in thin film coating systems, 6 in marketing and sales, 8 in research and development and 16 in accounting, human resources, and other administrative personnel. None of the employees is unionized. The Company considers its relationship with its employees to be good.

     The Company focuses on enhancing sound manufacturing systems and applying key concepts of high performance work systems to improve its ability to grow rapidly; excel at product cost, quality, and delivery; and encourage continuous improvement and innovation. The Company's fundamental work units are teams, including multiskilled production teams responsible for start-to-completion manufacturing and teams focused on technology development and innovation. Coordination and direction are established through extensive work force education, participative leadership and management, and shared goal setting, communication, and performance feedback.

     The Company operates under a participative management system which the Company believes enhances productivity by emphasizing individual employee opportunity and participation both in operating decisions and in the Company's profitability. The Company maintains a discretionary monthly profit sharing plan for permanent nonexecutive employees. The Company believes this emphasis assists with enhanced productivity, cost control, and product quality and has helped the Company attract and retain capable employees.

LEGAL PROCEEDINGS

     The Company is not presently involved in any legal proceedings which, if not settled in favor of the Company, would, individually or collectively, have a material adverse impact on its financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company as of September 27, 1997 were as follows:

                     NAME                         AGE                        POSITION
                     ----                         ---                        --------
Cecil Van Alsburg.............................    60     Director, President, Chief Executive Officer
John S. Chapin................................    56     Director, Vice President -- Research, Secretary
C. Richard Condon.............................    51     Director, Vice President -- Engineering
Mark Auble....................................    50     Vice President -- Operations -- Thin Film
                                                           Coatings
Thomas Edman..................................    35     Chief Operating Officer and Executive Vice
                                                           President
Graeme Hennessey..............................    59     Vice President -- Sales and Marketing
Thomas D. Schmidt.............................    42     Chief Financial Officer
Roger Smith...................................    56     Treasurer
James A. Knister..............................    59     Director, Chairman of the Board
J. Dwane Baumgardner..........................    57     Director
Chad D. Quist.................................    35     Director
Russell W. Black..............................    37     Director of Operations -- Thin Film Systems
John J. Kester................................    48     Advanced Development Manager
Jeffrey K. Fergason...........................    37     Director -- Nominee

     Cecil Van Alsburg co-founded Applied Films Lab, Inc. in 1976 and served as its President and has continuously served as President, Chief Executive Officer and a director of Applied Films Corporation since its inception. Prior to 1976, Mr. Van Alsburg was employed in various capacities by Donnelly Corporation for which he worked since 1957. Mr. Van Alsburg majored in civil engineering and architecture at the University of Michigan.

     John S. Chapin co-founded Applied Films Lab, Inc. in 1976 and served as its Vice President -- Research and has continuously served as Vice President -- Research and a director of Applied Films Corporation since its inception. Mr. Chapin is the inventor of the planar magnetron and co-inventor of a reactive sputtering process control. Mr. Chapin obtained a bachelors of science degree in geophysics from the Colorado School of Mines and a masters degree in electrical engineering from the University of Colorado.

     C. Richard Condon co-founded Applied Films Lab, Inc. in 1976 and served as its Vice President -- Engineering and has continuously served as Vice President -- Engineering and a director of Applied Films Corporation since its inception. Mr. Condon is responsible for the Company's advanced coating systems design, with over 25 years experience in the thin film industry. Mr. Condon obtained a bachelors of science degree in physics from the University of Colorado and an associates degree in mechanical engineering from the Wentworth Institute.

     Mark Auble has been employed by the Company since July 1993 and has served as Vice President -- Operations since May 1994. From 1990 until joining the Company, Mr. Auble served in various operations, management and organization development capacities at Donnelly Corporation. Mr. Auble obtained a bachelors of science degree in psychology and statistics from California State University.

     Thomas Edman has been employed by the Company since June 1996 and is currently Chief Operating Officer and Executive Vice President. From 1993 until joining the Company, he served as General Manager of the Electric Materials Division at Marubeni Specialty Chemicals, Inc., a major Japanese trading corporation. Mr. Edman obtained a bachelors of arts in East Asian studies (Japan) from Yale and, in June 1993, a masters degree in business in multinational management and marketing from The Wharton School at the University of Pennsylvania.

     Graeme Hennessey has served as the Company's Vice President -- Sales and Marketing since April 1993. From 1980 until he joined the Company, Mr. Hennessey was employed by Donnelly Corporation as a product line manager where he was responsible for sales and marketing as well as manufacturing. Mr. Hennessey obtained a bachelors of science degree in physics from Catholic University of America and a masters degree in physics from Fordham University.

     Thomas D. Schmidt has been employed by the Company since March 1997 as its Chief Financial Officer. From October 1995 until he joined the Company, Mr. Schmidt served as a consultant to other companies. From 1992 to 1995, Mr. Schmidt served as Chief Financial Officer of Concord Resources Group, Inc., an environmental services company, and from 1977 to 1992, in various financial positions with Conrail, Inc. Mr. Schmidt obtained a bachelors of science degree in business/accounting from West Chester University and a masters degree in business from Villanova University. He is a certified public accountant.

     Roger Smith has been employed by the Company since May 1993 as the Company's Treasurer. Prior to joining the Company, Mr. Smith was employed for 33 years by Donnelly Corporation in various capacities, including controller and project manager.

     James A. Knister has been a director of the Company since 1992 and has served as Chairman since 1996. Mr. Knister has been the Group Managing Director of Ventures at Donnelly Corporation since January 1997. From 1981 until December 1996, Mr. Knister served in various capacities at Donnelly Corporation including, from 1981 to 1994, as Senior Vice President and Chief Financial Officer and, from 1994 until December 1996, as a Senior Vice President. Mr. Knister also serves on the Board of Directors of X-Rite, Inc. Mr. Knister obtained a bachelors of science degree in industrial engineering and a masters degree in business administration from the University of Michigan.

     J. Dwane Baumgardner has been a director of the Company since 1992. Dr. Baumgardner has been the Chief Executive Officer of Donnelly Corporation since 1983. Dr. Baumgardner also serves on the Board of Directors of Donnelly Corporation and SL Industries, Inc. Dr. Baumgardner obtained a bachelors of science degree in physics from the Missouri School of Mines and Metallurgy and a doctorate in engineering optics from the University of Rochester.

     Chad D. Quist has been a director of the Company since April 1997. Mr. Quist is the President of Information Products, Inc., a wholly-owned subsidiary of Donnelly Corporation, and has been employed by Donnelly since 1995. Information Products, Inc. is a leading supplier of glass components for the touch screen industry. From 1989 to 1995, Mr. Quist served as Vice President of Fisher-Rosemont, Inc., an industrial instrumentation company. Mr. Quist obtained a bachelors degree in engineering from Stanford University and a masters degree in business administration from the Kellogg Graduate School of Business at Northwestern.

     Russell W. Black has been employed by the Company since December 1996 as its Director of Operations -- Thin Film Systems. From 1994 until March 1996, Mr. Black served as Engineering Manager at Applied Komatsu Technology, a capital equipment supplier to the FPD industry, and from 1990 to 1993, as an Engineering Manager at Varian Associates, Inc., a capital equipment supplier to the semiconductor industry. Mr. Black obtained a bachelors of science degree in engineering technology from California State Polytechnic University. In 1995, Mr. Black pleaded guilty to one count of wire fraud in United States District Court. Mr. Black was sentenced to 18 months probation and 50 hours of community service and was ordered to pay approximately $7,500 in fines and restitution. Mr. Black's probation was terminated by the court after 10 months.

     John J. Kester has been employed by the Company since June 1997 as its Advanced Development Manager. From 1995 until he joined the Company, Dr. Kester served as Research and Development Manager at Golden Photon, a subsidiary of Golden Technologies, a manufacturer of photovoltaic modules, and from 1989 to 1995, as a Division Chief in the research division of the United States Air Force where he managed the Basic Research Division at the USAF Academy. Dr. Kester obtained a bachelors degree from Colorado College and a masters degree and doctorate in physics from Washington University, St. Louis.

     The Company's Board of Directors is currently composed of six directors divided into three classes. Messrs. Van Alsburg and Chapin serve in the class whose term expires in 1998; Messrs. Baumgardner and Quist serve in the class whose term expires in 1999 and Messrs. Condon and Knister serve in the class whose term expires in 2000. Upon the expiration of the term of each class of directors, directors comprising that class will be elected for a three-year term at the next succeeding annual meeting of shareholders. Each director holds office until that director's successor has been duly elected and qualified. Selection of the nominees for the Board of Directors is made by the entire Board of Directors.

     Mr. Baumgardner has expressed his intention to resign as a member of the Board of Directors as of the closing of this offering. The Board of Directors intends to appoint Jeffrey K. Fergason to serve as a director of the Company to fill the vacancy which will occur upon this anticipated resignation.

     Jeffrey K. Fergason has served as President of i-o Display Systems LLC, an electronics company since August 1997. Mr. Fergason also has served as President of Ilixco, Inc., a company which integrates liquid crystal displays, electronics and advanced optical systems, since October 1996. From 1990 to 1996, Mr. Fergason served as President of OSD Envizion, Inc., an electronic welding safety products company. Mr. Fergason obtained a bachelors of business administration degree from Kent State University and a masters degree in business administration from Pace University.

     Mr. Quist has agreed to continue to serve as a director for up to 180 days after this offering.

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

COMPENSATION OF DIRECTORS

     Directors who are not officers or employees of, or consultants to the Company will be paid an annual fee of $10,000 and $800 per Board meeting or committee meeting attended. Such directors shall be reimbursed for their expenses for each meeting attended.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has recently established an Audit Committee and a Compensation Committee.

     The Audit Committee is responsible for recommending to the Board of Directors the appointment of the Company's independent accountants, approving the scope of the audit, reviewing the results of the audit with the independent accountants and approving the audit fee payable to the Company's independent accountants. The Audit Committee will be comprised of Mr. Knister, Mr. Quist and Mr. Fergason.

     The Compensation Committee is responsible for the compensation of executive officers and key employees of the Company, including salaries and bonuses. The Compensation Committee also administers the option plans and the Purchase Plan discussed below. The Compensation Committee will be comprised of Mr. Knister, Mr. Quist and Mr. Fergason.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this offering, all executive officer compensation decisions were made by the entire Board of Directors of the Company, including Messrs. Van Alsburg, Chapin, and Condon. After completion of the offering, all executive compensation decisions will be made by the Board of Directors based upon recommendations by the Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded or paid to or earned by, the Company's Chief Executive Officer and its four other most highly compensated executive officers (the "Named Executive Officers") for fiscal years 1997, 1996 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG TERM
                                                                                                COMPENSATION
                                                                    ANNUAL COMPENSATION         ------------
                                                                ----------------------------     SECURITIES
                                                                              OTHER ANNUAL       UNDERLYING
         NAME AND PRINCIPAL POSITION             FISCAL YEAR    SALARY($)    COMPENSATION($)     OPTIONS(#)
         ---------------------------             -----------    ---------    ---------------     ----------
Cecil Van Alsburg............................       1997        $174,658              --               --
  President, Chief Executive Officer                1996        $166,310              --               --
                                                    1995        $124,482        $148,250(1)        17,955
C. Richard Condon............................       1997        $109,157              --               --
  Vice President -- Engineering                     1996        $108,050              --               --
                                                    1995        $107,306        $148,250(1)        17,955
Mark Auble...................................       1997        $114,635              --               --
  Vice President -- Operations -- Thin Film
     Coatings                                       1996        $113,075              --               --
                                                    1995        $108,973              --           24,591
Thomas Edman.................................       1997        $120,197              --           34,545
  Chief Operating Officer                           1996(2)     $  9,242              --               --
  and Executive Vice President                      1995              --              --               --
Graeme Hennessey.............................       1997        $126,384              --               --
  Vice President -- Sales and Marketing             1996        $125,589              --               --
                                                    1995        $126,150              --           11,319

-------------------------
(1) Payments made pursuant to a non-competition agreement which expired in fiscal 1995.

(2) Mr. Edman joined the Company in June 1996.

STOCK OPTION AND PURCHASE PLANS

     1993 Stock Option Plan. In May 1993, the Company's Board of Directors approved and its shareholders subsequently approved the Donnelly Applied Films Corporation Stock Option Plan (the "1993 Plan"). A total of 276,500 shares of Common Stock are reserved for issuance upon exercise of options to be granted under the 1993 Plan. The 1993 Plan is administered by the Board of Directors of the Company. The 1993 Plan provides for the grant of non-statutory stock options. The 1993 Plan will terminate on May 12, 2003 unless sooner terminated by the Board of Directors. Subject to the provisions of the 1993 Plan, the administrator of the 1993 Plan has the discretion to determine the optionees and the terms of the option grants. The exercise price of an option granted under the 1993 Plan may not be less than the fair market value per share of the Common Stock on the date of grant. Shares obtained upon the exercise of options granted pursuant to the 1993 Plan may not be sold until the expiration of a one year period commencing on the exercise date of such options. The options terminate not more than 10 years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. The options granted pursuant to the 1993 Plan vest equally over a four-year period and, under the 1993 Plan's original terms, were not exercisable until after an initial public offering of Common Stock by the Company. On May 12, 1993, options were granted pursuant to the 1993 Plan covering 155,946 shares at an exercise price equal to $2.32 per share. On January 20, 1995, options were granted pursuant to the 1993 Plan covering 143,745 shares at an exercise price equal to $3.29 per share. On June 27, 1997, options were granted pursuant to the 1993 Plan covering 15,827 shares at an exercise price equal to $5.26 per share. Options for 39,508 shares have been forfeited pursuant to the terms of those option agreements since granting. On June 30, 1995, the Company's Board of Directors declared that the options then outstanding were exercisable. The Company has recorded approximately $597,000 of deferred compensation related to all vested options, of which $25,000 has not been amortized as of September 27, 1997. The remaining $25,000 will be expensed in fiscal 1998 and fiscal 1999. Options for the purchase of 490 shares remain to be granted under the 1993 Plan.

     1997 Stock Option Plan. On April 29, 1997, the Board of Directors of the Company adopted, and the shareholders approved, the 1997 Stock Option Plan, as amended September 5, 1997 (the "1997 Plan"). The 1997 Plan has 172,500 shares of Common Stock reserved for issuance upon the exercise of options granted under the 1997 Plan. Options may be granted under the 1997 Plan to officers and other employees of the Company.

     The purpose of the 1997 Plan is to encourage stock ownership by certain officers and employees of the Company instrumental to the success of the Company and to give them a greater personal interest in the success of the Company. The 1997 Plan will be administered by the Board of Directors or the Compensation Committee thereof. The Board, or the Compensation Committee, within the limitations of the 1997 Plan, determines the persons to whom options will be granted; the number of shares to be covered by each option; the option purchase price per share; the manner of exercise; the time, manner and form of payment upon exercise of an option; and restrictions such as repurchase rights or obligations of the Company. Options granted under the 1997 Plan may not be granted at a price less than fair market value of the Common Stock on the date of grant. Options granted under the 1997 Plan will expire not more than 10 years from the date of grant. Options granted under the 1997 Plan are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. On April 29, 1997, options were granted pursuant to the 1997 Plan covering 69,090 shares at an exercise price equal to $5.26 per share. On September 5, 1997, options were granted pursuant to the 1997 Plan covering 34,545 shares at an exercise price equal to $7.20 per share.

     Employee Stock Purchase Plan. On September 5, 1997, the Board of Directors of the Company adopted, and the shareholders subsequently approved, the Applied Films Corporation Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan will permit eligible employees of the Company to purchase shares of Common Stock through payroll deductions. Shares will be purchased at 90% of the fair market value of the Common Stock on the last trading day in each quarterly purchase period. Up to 30,000 shares of Common Stock may be sold under the Purchase Plan. Shares sold under the Purchase Plan may be newly issued shares or shares acquired by the Company in the open market. Unless terminated earlier by the Board of Directors, the Purchase Plan will terminate when all shares reserved for issuance have been sold thereunder. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and will be administered in accordance with the limitations set forth in Section 423 and the rules and regulations thereunder.

STOCK OPTION GRANTS

     The following table sets forth information concerning individual grants of stock options made to Named Executive Officers during the Company's fiscal year ended June 28, 1997:

                          OPTION GRANTS IN FISCAL 1997

                                                                                            POTENTIAL VALUE AT
                                                                                           ASSUMED ANNUAL RATES
                               NUMBER OF      % OF TOTAL                                      OF STOCK PRICE
                               SECURITIES      OPTION/         EXERCISE                      APPRECIATION FOR
                               UNDERLYING     GRANTED TO       OR BASE                          OPTION TERM
                                OPTIONS       EMPLOYEES       PRICE PER      EXPIRATION    ---------------------
            NAME               GRANTED(#)   IN FISCAL YEAR      SHARE           DATE          5%          10%
            ----               ----------   --------------    ---------      ----------       --          ---
Thomas Edman.................    34,545         40.7%           $5.26       June 1, 2007    $114,274    $289,593
Chief Operating Officer &
  Executive Vice President

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information covering the exercise of stock options by Named Executive Officers during the Company's fiscal year ended June 28, 1997:

                   AGGREGATED OPTION EXERCISES IN FISCAL 1997

                                                                 NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED            IN-THE-MONEY
                                      SHARES        VALUE       OPTIONS/SARS AT FISCAL       OPTIONS/SARS AT FISCAL
                                    ACQUIRED ON    REALIZED          YEAR-END (#)                  YEAR-END($)
              NAME                  EXERCISE(#)      ($)       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
              ----                  -----------    --------    -------------------------    -------------------------
Thomas Edman....................        --            --             8,636/25,908                     --/--
  Chief Operating Officer &
  Executive Vice President

OTHER PLANS

     In August 1992, the Company's Board of Directors adopted a profit sharing plan for all full-time, non-executive employees. Historically, the amount contributed to the profit sharing pool, subject to the approval of the Company's Board of Directors, has been approximately 10% of the pretax income before royalty and profit sharing expense. Profit sharing has been paid to employees monthly based on their employee pay level and length of service with the Company. The Company expended approximately $204,000, $7,000, $217,000, $29,000, and $247,000 in fiscal years 1993, 1994, 1995, 1996, and 1997, respectively, related to this plan.

                              CERTAIN TRANSACTIONS

     During fiscal 1993, the Company acquired a 25% general partner interest in a partnership (the "Partnership") from an unrelated party; the remaining 75% general partner interest in the Partnership is owned equally by Messrs. Van Alsburg, Condon and Chapin. The Partnership owns and leases certain Boulder, Colorado office and manufacturing facilities (the "Boulder Facility") to the Company under a non-cancellable lease which will expire on April 30, 2000 (the "Expiration Date"). The Company currently pays the Partnership $20,100 as monthly rent and pays all property taxes and insurance costs. The Company paid rent of approximately $241,000 under this agreement during each of fiscal years 1993, 1994, and 1995. The Company believes that the occupancy costs payable to the Partnership by the Company under such lease are no higher than those which would be charged by an unrelated third party under similar circumstances. After the Company moves its operations to the Weld County facility, it will remain liable to the Partnership for all amounts owing under the lease until the Expiration Date. The Company intends to relet the Boulder Facility to a third party after vacating the facility. See "Business -- Facilities" and Note 4 of Notes to Consolidated Financial Statements.

     In connection with its purchase of the Boulder Facility, the Partnership borrowed $1,320,000 pursuant to the terms of a partnership borrowing agreement (the "Partnership Borrowing Agreement"). The Partnership Borrowing Agreement, as amended, will mature on May 1, 1999. The Company is jointly and severally liable to the lender as a general partner of the Partnership for all amounts owing under such agreement. As of September 27, 1997, the remaining principal balance on this loan was $1,208,000.

     In fiscal 1995, the Partnership acquired 14,993 shares of the Company's Common Stock for an aggregate purchase price of $104,526. Accordingly, the Company has reduced its investment by approximately $26,000 in the Partnership. See Note 4 of Notes to Consolidated Financial Statements.

     The Company had employment agreements with Messrs. Van Alsburg, Condon and Chapin which expired in fiscal 1995. These agreements contained provisions designed to protect the technology, customer base and business operations of the Company. In addition to their other compensation, Messrs. Van Alsburg, Condon and Chapin were each paid a total of $533,000, which was paid between fiscal 1992 and fiscal 1995. At the time these agreements were entered, Messrs. Van Alsburg, Condon and Chapin owned approximately 20%, 5% and 20%, respectively, of the Company's outstanding shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal 1996 Compared with Fiscal 1995" and Note 4 of Notes to Consolidated Financial Statements.

     In fiscal 1997, the Company accrued a charge of $250,000, which was ultimately paid to Donnelly, a significant shareholder of the Company, to guarantee $5.0 million of the Company's line of credit. Following completion of the offering, the Donnelly guaranty will be released and the borrowing terms will be renegotiated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of Notes to Consolidated Financial Statements.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table and notes set forth, as of September 27, 1997, and as adjusted to reflect the sale of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), certain information regarding beneficial ownership of the Company's stock by: (i) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group, and (v) each Selling Shareholder. Except as otherwise noted, the persons or parties in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                              SHARES BENEFICIALLY        NUMBER OF               SHARES
                                               OWNED PRIOR TO THE       SHARES BEING       BENEFICIALLY OWNED
                                                  OFFERING(2)             OFFERED         AFTER OFFERING(2)(3)
                                              --------------------      ------------      --------------------
       NAME OF BENEFICIAL OWNER(1)             NUMBER      PERCENT                         NUMBER      PERCENT
       ---------------------------             ------      -------                         ------      -------
Donnelly Corporation......................    1,400,000      50.0%       1,400,000               --       --
Cecil Van Alsburg(4)......................      596,231      21.1%              --          596,231     17.9%
John S. Chapin(5).........................      596,098      21.1%              --          596,098     17.9%
C. Richard Condon(6)......................      187,997       6.7%              --          187,997      5.7%
Graeme Hennessey(7).......................       28,886       1.0%              --           28,886        *
Mark Auble(8).............................       22,250         *               --           22,250        *
Thomas Edman(9)...........................       12,136         *               --           12,136        *
J. Dwane Baumgardner(10)..................           --        --               --               --       --
James A. Knister..........................           --        --               --               --       --
Chad D. Quist.............................           --        --               --               --       --
Jeffrey K. Fergason.......................           --        --               --               --       --
Executive Officers and Directors as a
  group
  (11 persons)(11)........................    1,439,180      49.6%              --        1,439,180     42.3%

-------------------------

  *  Less than one percent.

 (1) All addresses are c/o Applied Films Corporation, 6797 Winchester Circle, Boulder, Colorado 80301 except for Donnelly Corporation whose address is 414 East Fortieth Street, Holland, Michigan 49423.

 (2) Percentage of beneficial ownership is based on 2,799,998 shares of Common Stock outstanding as of September 27, 1997 and 3,299,998 shares of Common Stock outstanding after this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of September 27, 1997, are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the person named in the table above has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him.

 (3) Amounts indicated reflect the actual number of shares offered and assume no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the following additional shares will be sold by the following shareholders: 21,000 shares by the Louise Chapin Trust, of which John S. Chapin is the Trustee (as a result Mr. Chapin will beneficially own 575,098 shares or 16.1% of the Common Stock outstanding after this offering); and 27,561 shares by Paul Walsh, a non-employee shareholder.

 (4) Consists of (i) 555,670 shares held by Mr. Van Alsburg, (ii) options to purchase 25,568 shares of Common Stock exercisable within 60 days of September 27, 1997, and (iii) 14,993 shares of Common Stock held by Winchester 44 Associates. Mr. Van Alsburg is a general partner of Winchester 44 Associates. Mr. Van Alsburg disclaims beneficial ownership of the shares held by Winchester 44 Associates except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

 (5) Includes (i) 363,823 shares held by Mr. Chapin, (ii) 21,000 shares held by the Louise Chapin Trust, of which Mr. Chapin is the Trustee, (iii) 170,714 shares held by the John Chapin Family Trust, of which Mr. Chapin is the Trustee, (iv) options to purchase 25,568 shares of Common Stock exercisable within 60 days of September 27, 1997, and (v) 14,993 shares of Common Stock held by Winchester 44 Associates. Mr. Chapin is a general partner of Winchester 44 Associates. Mr. Chapin disclaims beneficial ownership of the shares held by Winchester 44 Associates except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

 (6) Includes (i) 147,436 shares held by Mr. Condon, (ii) options to purchase 25,568 shares of Common Stock exercisable within 60 days of September 27, 1997, and (iii) 14,993 shares of Common Stock held by Winchester 44 Associates. Mr. Condon is a general partner of Winchester 44 Associates. Mr. Condon disclaims beneficial ownership of the shares held by Winchester 44 Associates except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

 (7) Consists of options to purchase Common Stock exercisable within 60 days of September 27, 1997 by Mr. Hennessey.

 (8) Consists of options to purchase Common Stock exercisable within 60 days of September 27, 1997 by Mr. Auble.

 (9) Consists of 3,500 shares held by Mr. Edman and options to purchase 8,636 shares of Common Stock exercisable within 60 days of September 27, 1997.

(10) Mr. Baumgardner is the Chairman of the Board of Directors of Donnelly Corporation. Although by reason of his membership on the Board of Directors of Donnelly, Mr. Baumgardner may share investment and voting power with the respect to the shares of the Company beneficially owned by Donnelly Corporation, Mr. Baumgardner disclaims beneficial ownership of these shares.

(11) Includes shares included pursuant to Notes (4), (5), (6), (7), (8) and (9) and includes options to purchase 25,568 shares exercisable within 60 days of September 27, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

GENERAL

     The Company's Articles provide that the Company is authorized to issue 10,000,000 shares of Common Stock, no par value per share. As of September 27, 1997, 2,799,998 shares of Common Stock were outstanding and held of record by 14 shareholders. Upon completion of this offering, there will be 3,299,998 shares of Common Stock outstanding. The Company also is authorized to issue 1,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently issued and outstanding. In addition, an aggregate of 479,000 shares of Common Stock are reserved for issuance under the Company's 1993 Plan, 1997 Plan and the Purchase Plan.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority shareholders will not be able to elect directors on the basis of their shares alone. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of legally available funds, subject to any preferences that may be applicable to any shares of preferred stock issued in the future. In the event of a liquidation, dissolution and winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the relative rights and preferences thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and numbers of shares constituting any series, without any further vote or action by the Company's shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the rights of holders of Common Stock. Issuances of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company, may discourage bids for the Company's stock at a premium over the market price, and may adversely affect the market price, and the voting and other rights of the holders, of the Common Stock. The Company has no current plans to issue any shares of preferred stock. See "Risk Factors -- Antitakeover Provisions; Possible Issuance of Preferred Stock."

CERTAIN ARTICLE AND BYLAW PROVISIONS AND PROVISIONS OF COLORADO LAW

     The Company's Articles contain provisions that may have the effect of delaying, deferring or preventing a hostile takeover or change of control of the Company.

     The Articles provide for the division of the Board of Directors into three classes with staggered three year terms. See "Management -- Executive Officers and Directors." The Articles also prohibit cumulative voting in the election of directors.

     The Articles prohibit, subject to certain exceptions, certain transactions involving an "Interested Shareholder" (defined as a person who owns beneficially 10% or more of the Company's voting securities) including, but not limited to, a merger or consolidation, the sale, lease, exchange, pledge or other transfer of the Company's assets or the dissolution and liquidation of the Company unless the transaction is determined to be at a "fair price" or otherwise approved by a majority of the Company's disinterested directors or is approved by holders of 80% of the Company's outstanding voting securities, including 50% of all outstanding voting securities not owned by an Interested Shareholder. The Articles provide in general terms, that a transaction is priced fairly if the consideration paid is equal to the higher of (a) the highest per share price paid by the Interested Shareholder (i) over the two-year period prior to the first public announcement of the takeover transaction or (ii) in the transaction in which it became an Interested Shareholder, whichever is greater (with certain adjustments as provided in the Articles); or (b) the Fair Market Value of the Common Stock on the date the takeover transaction is announced. "Fair Market Value" is defined in the Articles, in general terms, as the highest closing price for such security within the 30-day period preceding the announcement of the transaction. The Articles also require, in such circumstances, that the form of consideration (cash versus other forms) be either in cash or the form used to acquire the largest number of shares of such securities previously acquired by it.

     The Articles empower the Board of Directors, when considering a tender offer or a merger acquisition proposal, to take into account factors in addition to potential financial benefits to shareholders. Such factors may include (i) the adequacy and fairness of the consideration to be received by the Company and/or its shareholders under the offer considering historical trading prices of the Company's stock, the price that might be achieved in a negotiated sale of the Company as a whole, premiums over trading prices which have been proposed or offered with respect to the securities of other companies in the past in connection with similar offers and the future prospects for the Company and its business; (ii) the potential social and economic impact of the offer and its consummation on the Company, its employees and vendors; and (iii) the potential social and economic impact of the offer and its consummation on the communities in which the Company and any of its subsidiaries operate or are located.

     The Articles prohibit a merger or consolidation of the Company with another corporation, other than a wholly owned subsidiary, or the sale, lease, exchange, pledge or other disposal of all or substantially all of the assets of the Company, other than in the usual and regular course of business, or the voluntary dissolution and liquidation of the Company's its assets without the affirmative vote of not less than two-thirds of the voting power of the then issued and outstanding shares of the class or classes of stock entitled to vote thereon.

     The Colorado Business Corporation Act provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles or bylaws, unless a corporation's articles or bylaws, as the case may be, require a greater percentage. The Articles of the Company require the affirmative vote of holders of at least two-thirds of the outstanding voting stock of the Company to amend or repeal any of the foregoing provisions of the Articles. Such shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to the shareholders.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

INDEMNIFICATION; LIMITATION OF LIABILITY

     Pursuant to provisions of the Colorado Business Corporation Act, the Company has adopted provisions in its Articles and has entered into Director and Officer Indemnity Agreements ("Indemnity Agreements") which permit the Company to indemnify its directors to the fullest extent permitted by Colorado law, except that the Company shall not indemnify any such director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceedings charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was judged liable on the basis that he/she derived an improper personal benefit. The Company also has entered into Indemnity Agreements with certain of its officers providing for similar indemnification. In addition, the Articles eliminate the personal liability of the Company's directors to the Company or its shareholders for the monetary damages for breach of their duty of due care, except that there shall be no elimination or limitation of liability for any breach of a director's duty of loyalty to the Company or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts providing for an unlawful distribution of the Company's assets, or any transaction from which the director directly or indirectly derived an improper personal benefit. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 3,299,998 shares of Common Stock outstanding (3,536,437 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 1,900,000 shares sold in this offering (2,185,000 if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Act, except that any shares purchased by "Affiliates" of the Company, as that term is defined by Rule 144 ("Rule 144") under the Act (the "Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 1,399,998 shares of Common Stock outstanding (1,351,437 shares if the underwriters' over-allotment option is exercised in full) are deemed "Restricted Shares" under Rule 144 because they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the Act. These remaining Restricted Shares will not be eligible for resale under Rule 144 until after the expiration of a one year holding period beginning on the date such Restricted Shares were acquired from the Company or from an Affiliate and may be resold in the public market prior to such date only in compliance with the registration requirements of the Act or pursuant to a valid exemption therefrom. In addition, all of the Company's shareholders have entered into lockup agreements providing that such holders will not, without the prior written consent of Needham & Company, Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this prospectus, except pursuant to bona fide gifts to persons who agree in writing to be bound by provisions in the lockup agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell within any three month period, a number of such shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 33,000 shares immediately after this Offering (35,364 if the underwriter's over-allotment option is exercised in full)) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed. In addition, under Rule 144(k), a person who is not an Affiliate and who has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who is not an Affiliate. The holding period will include the period during which the person held convertible securities of the Company or stock of the Company.

     The Company intends to file registration statements under the Securities Act to register shares of Common Stock reserved for issuance under certain stock plans of the Company, thus permitting the resale of such shares by nonaffiliates upon issuance in the public market without restriction under the Securities Acts. Such registration statements will automatically become effective immediately upon filing. As of September 27, 1997, there were a total of 379,645 shares of Common Stock subject to outstanding stock options, 200,111 of which were vested and exercisable. Such vested shares could be resold; however, all shares issuable upon the exercise of such options also are subject to Lockup Agreements. "Management -- Stock Option and Purchase Plans."

     Prior to this offering, there has been no public market for the Common Stock, and no predictions can be made as to the effect, if any, that sale of shares of Common Stock under Rule 144 will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through a public offering of its equity securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc. and D.A. Davidson & Co. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and Donnelly, and the Company and Donnelly have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Needham & Company, Inc. ....................................    500,000
D.A. Davidson & Co. ........................................    500,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     60,000
A.G. Edwards & Sons, Inc. ..................................     60,000
Hambrecht & Quist LLC.......................................     60,000
Lehman Brothers Inc. .......................................     60,000
Salomon Brothers Inc .......................................     60,000
Smith Barney Inc. ..........................................     60,000
Adams, Harkness & Hill, Inc. ...............................     40,000
EVEREN Securities, Inc. ....................................     40,000
First of Michigan Corporation...............................     40,000
Furman Selz LLC.............................................     40,000
Morgan Keegan & Company, Inc. ..............................     40,000
Stephens Inc. ..............................................     40,000
Black & Company, Inc. ......................................     30,000
Branch, Cabell & Company....................................     30,000
Brean Murray & Co., Inc. ...................................     30,000
Cleary, Gull, Reiland & McDevitt Inc. ......................     30,000
First Analysis Securities Corporation.......................     30,000
Gaines, Berland Inc. .......................................     30,000
Jensen Securities Co. ......................................     30,000
C.L. King & Associates, Inc. ...............................     30,000
Loewenbaum & Company Incorporated...........................     30,000
Mitchell Securities.........................................     30,000
                                                              ---------
     Total..................................................  1,900,000
                                                              =========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers (who may include the Underwriters) at such price less a commission not in excess of $0.33 per share, of which $0.10 may be reallowed to other dealers. After the offering to the public, the offering price and other selling terms may be changed by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this prospectus. The Common Stock will be offered on the NASDAQ National Market.

     The Company and certain shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to 285,000 shares of Common Stock at the same price per share as the Company and Donnelly receive for the 1,900,000 shares that the Underwriters have agreed to purchase from them. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter as shown in the above table bears to the total shown. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,900,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Company and the Underwriters and the Selling Shareholders against certain civil liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     Pursuant to the terms of lock up agreements, all of the Company's shareholders holding an aggregate of 1,399,998 shares of the Company's Common Stock have agreed with the Representatives not to sell, otherwise dispose of, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock for a period of 180 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc. The Company has agreed not to sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock, other than the Company's sales of shares in this offering, the issuance of shares of Common Stock upon the exercise of outstanding options, the grant of options to purchase shares or the issuance of shares of Common Stock under the Company's 1993 Plan, 1997 Plan and Purchase Plan, for a period of 180 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc.

     The Underwriters will not make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby, and unless they obtain specific written consent of the customer.

     In connection with the offering, the Underwriters and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. To cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the offering if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that might otherwise prevail. The Underwriters are not required to engage in these activities and may end these activities at any time.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price was determined through negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors which were considered in such negotiations were prevailing market conditions; the net sales and results of operations of the Company in recent periods, market valuations of publicly traded companies that the Company, the Selling Shareholders and the Representatives believe to be comparable to the Company; estimates of the business potential of the Company; the present state of the Company's development; the current state of the industry and the economy as a whole; and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company and the Selling Shareholders by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. Cooley Godward LLP, Boulder, Colorado, is acting as counsel for the Underwriters in connection with certain legal matters relating to the Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included in reliance upon the authority of said firm, as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission ("Commission") a Registration Statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. A copy of the Registration Statement can be inspected by anyone without charge at the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (which can be found at http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of June 29, 1996, June 28,
  1997 and September 27, 1997 (unaudited)...................   F-3
Consolidated Statements of Operations for the years ended
  July 1, 1995, June 29, 1996 and June 28, 1997, and for the
  periods ended September 28, 1996 and September 27, 1997
  (unaudited)...............................................   F-5
Consolidated Statements of Stockholders' Equity for the
  years ended July 1, 1995, June 29, 1996, and June 28,
  1997, and the period ended September 27, 1997
  (unaudited)...............................................   F-6
Consolidated Statements of Cash Flows for the years ended
  July 1, 1995, June 29, 1996, and June 28, 1997, and for
  the periods ended September 28, 1996 and September 27,
  1997 (unaudited)..........................................   F-7
Notes to Consolidated Financial Statements..................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Applied
  Films Corporation:

     We have audited the accompanying consolidated balance sheets of APPLIED FILMS CORPORATION (a Colorado corporation) and subsidiary as of June 29, 1996 and June 28, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal periods ended July 1, 1995, June 29, 1996 and June 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Films Corporation and subsidiary, as of June 29, 1996 and June 28, 1997, and the consolidated results of their operations and their cash flows for each of the fiscal periods ended July 1, 1995, June 29, 1996 and June 28, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado,
  July 22, 1997

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                JUNE 29,    JUNE 28,    SEPTEMBER 27,
                                                                  1996        1997          1997
                                                                --------    --------    -------------
                                                                                         (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $   260     $   297        $   939
  Accounts and trade notes receivable, net
     Coated glass and other.................................      2,805       6,316          5,336
     Income earned, not yet billed (Note 2).................         --         145            638
  Inventories, net (Note 2).................................      6,814       6,160          6,082
  Income taxes receivable...................................        332          --             --
  Prepaid expenses and other................................         38         423            430
  Notes receivable from officers (Note 4)...................         25           5              4
  Deferred tax asset, net (Note 6)..........................        222         250            239
                                                                -------     -------        -------
       Total current assets.................................     10,496      13,596         13,668
                                                                -------     -------        -------
PROPERTY, PLANT AND EQUIPMENT (NOTE 2):
  Land......................................................        464         733            733
  Building..................................................      2,477       2,747          2,747
  Machinery and equipment...................................     11,526      11,587         11,652
  Office furniture and equipment............................        409         452            452
  Leasehold improvements....................................        421         425          1,725
  Construction-in-progress..................................        239       1,209          2,548
                                                                -------     -------        -------
                                                                 15,536      17,153         19,857
  Accumulated depreciation..................................     (7,973)     (9,330)        (9,741)
                                                                -------     -------        -------
                                                                  7,563       7,823         10,116
                                                                -------     -------        -------
Other assets................................................         24          --             --
Investment in affiliate.....................................        115         122            140
                                                                -------     -------        -------
                                                                $18,198     $21,541        $23,924
                                                                =======     =======        =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                JUNE 29,    JUNE 28,    SEPTEMBER 27,
                                                                  1996        1997          1997
                                                                --------    --------    -------------
                                                                                         (UNAUDITED)
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable....................................    $ 2,401     $ 3,802        $ 5,248
  Accrued expenses..........................................        474       1,272          1,369
  Income received but not yet earned........................         --       1,500          2,987
  Income taxes payable......................................         --         352            448
  Current portion of long-term debt (Note 6)................      1,389       1,136          1,062
                                                                -------     -------        -------
       Total current liabilities............................      4,264       8,062         11,114
NON-CURRENT LIABILITIES:
  Long-term debt, net of current portion (Note 3)...........      8,501       6,448          5,128
  Deferred tax liability, net (Note 6)......................        375         291            277
                                                                -------     -------        -------
       Total liabilities....................................     13,140      14,801         16,519
                                                                -------     -------        -------
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 10,000,000 shares authorized,
     2,799,998 shares issued and outstanding................      4,245       4,245          4,245
  Less common shares held by affiliate......................        (26)        (26)           (26)
  Deferred compensation (Note 5)............................        (92)        (31)           (25)
  Retained earnings.........................................        931       2,552          3,211
                                                                -------     -------        -------
       Total stockholders' equity...........................      5,058       6,740          7,405
                                                                -------     -------        -------
                                                                $18,198     $21,541        $23,924
                                                                =======     =======        =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FOR THE YEARS ENDED              FOR THE QUARTERS ENDED
                                             -------------------------------    ------------------------------
                                             JULY 1,    JUNE 29,    JUNE 28,    SEPTEMBER 28,    SEPTEMBER 27,
                                              1995        1996        1997          1996             1997
                                             -------    --------    --------    -------------    -------------
                                                                                         (UNAUDITED)
Net Sales................................    $30,990    $21,738     $34,050        $6,279           $11,251
Cost of Goods Sold.......................     24,288     19,018      27,352         5,235             8,801
                                             -------    -------     -------        ------           -------
Gross Profit.............................      6,702      2,720       6,698         1,044             2,450
Selling, General and Administrative
  Expenses...............................      3,502      2,233       2,996           544               986
Research and Development Expenses........      1,010        965         749           192               330
                                             -------    -------     -------        ------           -------
Income (Loss) from Operations............      2,190       (478)      2,953           308             1,134
                                             -------    -------     -------        ------           -------
Other (Expense) Income:
  Gain (loss) on foreign currency
     exchange (Note 2)...................        223       (286)         96            10                12
  Other (loss) income, net...............        (13)        30         (20)           (6)                8
  Interest income........................         14         12          19             3                 4
  Interest expense.......................       (816)      (780)       (822)         (251)             (171)
                                             -------    -------     -------        ------           -------
                                                (592)    (1,024)       (727)         (244)             (147)
                                             -------    -------     -------        ------           -------
Income (loss) before income taxes........      1,598     (1,502)      2,226            64               987
Income tax provision (benefit)...........        496       (424)        605            17               328
                                             -------    -------     -------        ------           -------
Net income (loss)........................    $ 1,102    $(1,078)    $ 1,621        $   47           $   659
                                             =======    =======     =======        ======           =======
Primary and Fully Diluted Net Income
  (Loss) Per Share.......................      $0.39     $(0.38)    $  0.56        $ 0.02           $  0.22
                                             =======    =======     =======        ======           =======
Weighted Average Common Shares
  Outstanding............................      2,853      2,849       2,917         2,853             2,978
                                             =======    =======     =======        ======           =======

 The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE PERIODS ENDED JULY 1, 1995, JUNE 29, 1996, JUNE 28, 1997 AND SEPTEMBER
                              27, 1997 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                              COMMON STOCK      HELD BY AFFILIATE                                 TOTAL
                           ------------------   -----------------     DEFERRED     RETAINED   STOCKHOLDERS'
                            SHARES     AMOUNT   SHARES    AMOUNT    COMPENSATION   EARNINGS      EQUITY
                            ------     ------   ------    ------    ------------   --------   -------------
BALANCES, JULY 2, 1994...  2,799,998   $3,658        --     $ --       $  --       $   907       $ 4,565
  Net income.............         --       --        --       --          --         1,102         1,102
  Deferred compensation
     related to
     options.............         --      597        --       --        (597)           --            --
  Amortization of
     deferred
     compensation........         --       --        --       --         353            --           353
                           ---------   ------    ------     ----       -----       -------       -------
BALANCES, JULY 1, 1995...  2,799,998    4,255        --       --        (244)        2,009         6,020
  Net loss...............         --       --        --       --          --        (1,078)       (1,078)
  Forfeiture of
     options.............         --      (10)       --       --          10            --            --
  Amortization of
     deferred
     compensation........         --       --        --       --         142            --           142
  Acquisition of shares
     by affiliate........         --       --    (3,748)     (26)         --            --           (26)
                           ---------   ------    ------     ----       -----       -------       -------
BALANCES, JUNE 29,
  1996...................  2,799,998    4,245    (3,748)     (26)        (92)          931         5,058
  Net income.............         --       --        --       --          --         1,621         1,621
  Amortization of
     deferred
     compensation........         --       --        --       --          61            --            61
                           ---------   ------    ------     ----       -----       -------       -------
BALANCES, JUNE 28,
  1997...................  2,799,998   $4,245    (3,748)    $(26)      $ (31)      $ 2,552       $ 6,740
                           =========   ======    ======     ====       =====       =======       =======
  Net income
     (unaudited).........         --       --        --       --          --           659           659
  Amortization of
     deferred
     compensation
     (unaudited).........         --       --        --       --           6            --             6
                           ---------   ------    ------     ----       -----       -------       -------
BALANCES, SEPTEMBER 27,
  1997 (unaudited).......  2,799,998   $4,245    (3,748)    $(26)      $ (25)      $ 3,211       $ 7,405
                           =========   ======    ======     ====       =====       =======       =======

 The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FOR THE YEARS ENDED           FOR THE QUARTERS ENDED
                                                -----------------------------   -----------------------------
                                                JULY 1,   JUNE 29,   JUNE 28,   SEPTEMBER 28,   SEPTEMBER 27,
                                                 1995       1996       1997         1996            1997
                                                -------   --------   --------   -------------   -------------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...........................  $ 1,102   $ (1,078)  $  1,621      $    47         $   659
  Adjustments to reconcile net income (loss)
    to net cash flows from operating
    activities --
    Depreciation and amortization.............    1,391      1,405      1,473          372             377
    Amortization of deferred compensation.....      353        142         61           15               6
    Loss (gain) on disposals of property,
      plant and equipment.....................       17          2          6           --              (4)
    Undistributed earnings of affiliate.......      (17)       (12)        (7)          --             (18)
    Changes in --
      Accounts and trade notes receivable.....     (441)     2,361     (3,656)        (704)            487
      Inventories.............................    1,975     (1,960)       654         (271)             78
      Income taxes receivable.................       90       (332)       332          332              --
      Prepaid expenses and other..............     (114)       461       (385)        (373)             (7)
      Accounts payable-trade..................     (511)    (1,037)     1,401          652           1,417
      Due to Donnelly Corporation.............     (337)        --         --           --              --
      Income received not yet earned..........       --         --      1,500          409           1,487
      Accrued expenses........................      211       (445)       798          176             126
      Income taxes payable....................      130       (130)       352           21              96
      Deferred income taxes, net..............       38       (170)      (112)          (3)             (3)
                                                -------   --------   --------      -------         -------
      Net cash flows from operating
         activities...........................    3,887       (793)     4,038          673           4,701
                                                -------   --------   --------      -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of land............................  $    --   $     --   $   (269)     $    --         $    --
  Purchase of building........................       --         --       (270)          --              --
  Purchases of machinery and equipment........   (1,688)      (899)    (1,320)         (11)         (1,370)
  Reimbursement of equipment costs............      351        387        161           --              --
  Purchases of office furniture and
    equipment.................................      (23)       (34)       (73)          (6)             --
  Proceeds from sale of equipment.............       --         85         60           --               4
  Purchases of leasehold improvements.........      (32)        --         (4)          --          (1,300)
  Cash paid for note receivable from
    officer...................................       --        (15)        --           --              --
  Cash received from note receivable from
    officer...................................       50          3         20            1               1
                                                -------   --------   --------      -------         -------
      Net cash flows from investing
         activities...........................   (1,342)      (473)    (1,695)         (16)         (2,665)
                                                -------   --------   --------      -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt................    3,995     12,444      8,128        1,161           1,745
  Repayment of long-term debt.................   (6,524)   (11,685)   (10,434)      (1,752)         (3,139)
                                                -------   --------   --------      -------         -------
      Net cash flows from financing
         activities...........................   (2,529)       759     (2,306)        (591)         (1,394)
                                                -------   --------   --------      -------         -------
Net Increase (Decrease) in Cash...............       16       (507)        37           66             642
Cash and Cash Equivalents, beginning of
  period......................................      751        767        260          260             297
                                                -------   --------   --------      -------         -------
Cash and Cash Equivalents, end of period......  $   767   $    260   $    297      $   326         $   939
                                                =======   ========   ========      =======         =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest, net of amounts
    capitalized...............................  $   873   $    783   $    593      $   168         $   356
                                                =======   ========   ========      =======         =======
  Cash paid (received) for income taxes, net
    of amounts refunded.......................  $   237   $    208   $    123      $   (26)        $   234
                                                =======   ========   ========      =======         =======

 The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INCLUDING NOTES TO APPLICABLE UNAUDITED PERIODS)

(1) COMPANY ORGANIZATION AND OPERATIONS

     Applied Films Corporation, (the "Company"), was originally incorporated in 1992 as a Michigan corporation. In June 1995, the Company reincorporated in Colorado. The Company's principal line of business is the manufacture and sale of thin film glass for use in flat panel and liquid crystal displays. Recently, the Company has begun selling its proprietary thin film coated glass manufacturing systems to flat panel display manufacturers. The Company experiences risks common to technology companies, including highly competitive and evolving markets for its products.

     The Company was formed in May 1992 as the result of a merger between Applied Films, Inc. ("AFI") and a wholly owned subsidiary of Donnelly Corporation ("Donnelly"), Donnelly Coated Corporation ("DCC"). As a result of the merger, Donnelly owns 50% of the outstanding common stock of the Company, with the remaining 50% owned by the former shareholders of AFI.

  STOCK SPLIT

     Effective September 30, 1997, the Company issued a stock dividend to all shareholders of 6 shares for every one held. All share and per share amounts have been retroactively restated to reflect this event.

(2) SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the Company's wholly owned subsidiary, DAF Export Corporation, which is treated as a Foreign Sales Corporation ("FSC") for federal income tax purposes. The accounts of the subsidiary have been consolidated with the accounts of the Company in the accompanying financial statements. All intercompany accounts and transactions have been eliminated in the consolidation.

  UNAUDITED FINANCIAL INFORMATION

     The accompanying interim financial information as of September 27, 1997 and for the quarters ended September 28, 1996 and September 27, 1997 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been included that are necessary to a fair statement of the results of those interim periods presented. The results of operations for the quarter ended September 27, 1997 are not necessarily indicative of the results to be expected for the entire year.

  BASIS OF PRESENTATION

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FISCAL YEAR

     The Company has adopted a fiscal year ending on the Saturday nearest June 30 which will result in fiscal years composed of 52 or 53 weeks. Fiscal years, 1995, 1996 and 1997 include 52 weeks.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(2) SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
  CASH AND CASH EQUIVALENTS

     The Company generally considers all highly liquid debt investments with an original maturity of less than ninety days to be cash equivalents.

  CONCENTRATION OF CREDIT RISK

     The Company provides credit, in the normal course of business, to large electronics manufacturers, located primarily in Asia. To limit the Company's credit risk, management performs ongoing credit evaluations of its customers and requires letters of credit from certain of its foreign customers prior to shipment. Although the Company is directly impacted by economic conditions in the electronics industry, management does not believe significant credit risk exists at June 28, 1997.

  INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories at June 29, 1996, and June 28, 1997 consist of the following:

                                                      JUNE 29,      JUNE 28,     SEPTEMBER 27,
                                                        1996          1997           1997
                                                      --------      --------     -------------
                                                                                  (UNAUDITED)
Raw materials, net...............................    $2,935,000    $3,840,000     $3,850,000
Work-in-process..................................        10,000         9,000          6,000
Materials for manufacturing systems..............            --       158,000        336,000
Finished goods...................................     3,869,000     2,153,000      1,890,000
                                                     ----------    ----------     ----------
                                                     $6,814,000    $6,160,000     $6,082,000
                                                     ==========    ==========     ==========

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Replacements, renewals and improvements are capitalized and costs for repairs and maintenance are expensed as incurred. For construction in progress, the Company capitalizes interest based on its weighted average borrowing rate on the amount of additional investment. Depreciation is computed on straight-line or accelerated methods over the following estimated useful lives:

                                                                 ESTIMATED
                                                                USEFUL LIVES
                                                                ------------
Building....................................................       30 years
Machinery and equipment.....................................     3-10 years
Office furniture and equipment..............................      3-5 years
Leasehold improvements......................................     5-10 years

  REVENUE RECOGNITION

     Coated glass revenues are recognized upon shipment.

  SYSTEM SALES

     Revenues relating to the sales of thin film coating systems are recognized on the percentage-of-completion method, measured by the percentage of the total costs incurred and applied to date in relation to the estimated total costs to be incurred for each contract. Management considers costs incurred and applied to

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(2) SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED be the best available measure of progress on these contracts. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Changes in performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Income received but not yet earned, which totaled $1,500,000 and 2,987,000 at June 28, 1997 and September 27, 1997, respectively, represents amounts received pursuant to the contract terms which occur prior to the Company's recognition of revenues on the contract for financial reporting purposes. Income earned, but not yet billed, which totaled $145,000 and $638,000 at June 28, 1997 and September 27, 1997, respectively, represents revenues earned prior to billing.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred and consist primarily of salaries and supplies. The Company incurred approximately $1,010,000, $965,000 and $749,000 of research and development costs for the years ended July 1, 1995, June 29, 1996 and June 28, 1997, respectively, net of reimbursements received from a contracting research organization.

  FOREIGN CURRENCY TRANSACTIONS

     The Company generated 82 percent of its revenues in fiscal year 1997 from sales to foreign corporations. In addition, many of their raw materials are purchased from foreign corporations. The majority of the Company's sales and purchases are denominated in U.S. dollars, with the remainder denominated in Japanese Yen. For those transactions denominated in Japanese Yen, the Company records the sale or purchase at the spot exchange rate in effect on the date of sale. Receivables from such sales or payments for such purchases are translated to U.S. dollars using the end of the period spot exchange rate. Transaction gains and losses are charged or credited to income during the year.

  NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding for each period. Common equivalent shares include stock options to purchase the Company's common stock. Pursuant to Securities and Exchange Commission Accounting Staff Bulletin No. 83, common and common equivalent shares issued during the twelve months immediately preceding the Company's initial public offering filing date have been included in the calculation of common and common equivalent shares using the treasury stock method and the anticipated public offering price as if they were outstanding for all periods. Common stock equivalents, excluding those issued within twelve months immediately preceding the Company's initial public offering filing date, are excluded for loss periods because their inclusion would be anti-dilutive.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(2) SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards 128 ("SFAS 128") entitled, "Earnings per Share." SFAS 128 is effective for fiscal years ending after December 15, 1997; early adoption is not permitted. SFAS 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Under SFAS 128, net income (loss) per share for the periods reported would be as follows:

                                YEARS ENDED
                       ------------------------------         QUARTER ENDED            QUARTER ENDED
                       1995         1996        1997        SEPTEMBER 28, 1996       SEPTEMBER 27, 1997
                       ----         ----        ----        ------------------       ------------------
                                                               (UNAUDITED)              (UNAUDITED)
Basic................  $0.39       $(0.38)      $0.57             $0.02                    $0.23
Diluted..............  $0.39       $(0.38)      $0.55             $0.02                    $0.22

  NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" ("SFAS 121"), which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted SFAS 121 effective June 30, 1996. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operations.

  RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(3) LONG-TERM DEBT

                                                   JUNE 29,      JUNE 28,     SEPTEMBER 27,
                                                     1996          1997           1997
                                                   --------      --------     -------------
                                                                               (UNAUDITED)
Note payable to a bank (amended June 30, 1997)
  payable in 36 monthly installments of
  principal of $83,333 (final payment due June
  30, 2000); interest accruing at the prime or
  federal funds rate, whichever is greater, plus
  a factor varying on earnings as defined in the
  Agreement, cross collateralized with the
  revolving credit facility.....................           --            --    $ 2,833,000
Revolving credit facility, due June 30, 2000,
  secured by eligible accounts receivable,
  inventory, equipment and fixtures, as defined
  in the Agreement; interest accruing at the
  same rate as the note payable to a bank
  (amended June 30, 1997).......................           --            --      3,000,000
Line of credit with a bank, due June 30, 1997,
  (see amended terms discussed below); cross
  collateralized with the note payable to a
  bank..........................................  $ 8,426,000   $ 7,138,000             --
Note payable to a bank..........................    1,389,000            --             --
Note payable secured by a deed of trust on land,
  due January 12, 1998; payments of interest
  only due monthly; interest accruing at 9.0% at
  June 28, 1997.................................       75,000        75,000             --
Note payable secured by a deed of trust on land
  and buildings, payable in 60 monthly
  installments of principal and interest of
  $7,692 (final payment due June 27, 2002); with
  interest accruing at 8.790%...................           --       371,000        357,000
                                                  -----------   -----------    -----------
                                                    9,890,000     7,584,000      6,190,000
     Less -- Current portion, amended...........   (1,389,000)   (1,136,000)    (1,062,000)
                                                  -----------   -----------    -----------
     Total long-term debt.......................  $ 8,501,000   $ 6,448,000    $ 5,128,000
                                                  ===========   ===========    ===========

     On June 30, 1997, the Company entered into an Amended and Restated Credit Agreement (the "Agreement"), which includes a term note in the amount of $3,000,000, payable in 36 monthly installments of $83,333, commencing on July 31, 1997, as well as a revolving credit facility with maximum availability of $8,500,000, due on June 30, 2000. Both facilities are secured by eligible accounts receivable, inventory, equipment and fixtures, as defined in the Agreement. In addition, Donnelly has guaranteed $5,000,000 of the term note and the revolving credit facility, so long as such amounts are outstanding. Interest is payable quarterly on the aggregate balance, based on the prime or federal funds rate, whichever is greater, plus a factor varying based on earnings before interest, taxes, depreciation and amortization, as defined by the Agreement. The Company must maintain certain financial ratios to remain in compliance with the Agreement, including a ratio of debt to earnings before interest, taxes, depreciation and amortization; a ratio of total liabilities to tangible net worth and maintain a certain amount of tangible net worth, all as defined in the Agreement.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(3) LONG-TERM DEBT -- CONTINUED
     Maturities of debt at June 28, 1997, giving effect to the subsequent event discussed above, are as follows:

                        FISCAL YEAR
                        -----------
  1998......................................................    $1,136,000
  1999......................................................     1,067,000
  2000......................................................     5,212,000
  2001......................................................        81,000
  2002......................................................        88,000
  Thereafter................................................            --
                                                                ----------
     Total..................................................    $7,584,000
                                                                ==========

(4) RELATED PARTY TRANSACTIONS

     In fiscal 1993, the Company acquired a 25% general partner interest in a partnership (the "Partnership") from an unrelated party; the remaining 75% general partner interest in the Partnership is owned by stockholders of the Company. The Company accounts for this investment under the equity method of accounting, and the undistributed earnings are included in other income in the accompanying consolidated statements of operations. The Partnership owns and leases certain Boulder office and manufacturing facilities to the Company under a noncancelable lease (see Note 9). The Company currently pays the Partnership monthly rent and pays all property taxes and insurance costs. The Company paid rent of approximately $241,000 under this agreement during each of the years ended July 1, 1995, June 29, 1996 and June 28, 1997, respectively. In November 1995, the partnership acquired approximately 15,000 shares of the Company's common stock. Accordingly, the Company has reduced its investment in the affiliate for its 25% share of the partnership's investment in the Company.

     In connection with its purchase of the office and manufacturing facilities, the Partnership borrowed $1,320,000 pursuant to the terms of a partnership borrowing agreement (the "Partnership Borrowing Agreement"). The Partnership Borrowing Agreement, as amended, will mature on May 1, 1999. The Company is jointly and severally liable to the lender as a general partner of the Partnership for all amounts owing under such agreement. The balance outstanding on this loan as of June 28, 1997 was $1,227,000.

     The Company had employment agreements with three of its officers and stockholders which contained certain clauses designed to protect the technology, customer base and business operations of the Company. The agreements expired April 30, 1995. In addition to salary compensation, each of the three employees was paid $533,000 in thirty-six monthly installments beginning May 31, 1992, and ending April 30, 1995. The Company expensed $436,000 in payments to the stockholders related to these agreements during the year ended July 1, 1995.

     As of June 28, 1997, the Company had a note receivable of approximately $5,000 due from an officer for advances made by the Company. The note is secured by the officer's residence, and is payable in $100 weekly installments and accrues interest at prime plus .5%.

     During 1996, the Company executed a note receivable to an officer of the Company in connection with his relocation to Boulder in the amount of $15,000. Interest accrued at a fixed rate of 8.75%. The note is secured by the executive's residence in New York and is payable in full upon the sale of this home. During 1997, this balance was repaid in full.

     In fiscal 1997, the Company accrued $250,000 as interest expense as consideration for Donnelly's guarantee of $5 million of the Company's debt. This amount was paid in July 1997. On July 22, 1997,

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(4) RELATED PARTY TRANSACTIONS -- CONTINUED

Donnelly extended this guarantee for the duration of the Agreement with the same maximum amount guaranteed of $5 million.

(5) STOCKHOLDERS' EQUITY

  STOCK OPTIONS

     In May 1993, the board of directors approved the Company's 1993 Stock Option Plan ("the 1993 Plan") covering 276,500 shares of common stock. The exercise price of these options is determined by the board of directors. The options granted in fiscal years 1994 and 1995 vested, one-quarter per year, over a four year period and, under its original terms, were not exercisable until after an initial public offering of common stock was completed by the Company. Accordingly, the Company accounted for the 1993 Plan as a variable plan until June 30, 1995, at which time the board of directors declared that the options then outstanding were exercisable, subject to their vesting terms. The Company has recorded approximately $597,000 of deferred compensation related to all options, which is equal to the excess of the estimated fair market value of the common stock as of July 1, 1995 over the exercise price. Through June 28, 1997, the Company has expensed $556,000, and the balance of such deferred compensation is being expensed over the remaining estimated service period, which is consistent with the vesting period.

     In April 1997, the Company adopted the 1997 Stock Option Plan ("the 1997 Plan") covering 172,500 shares of common stock, as amended. The exercise price of options granted under the 1997 Plan is determined by the board of directors based upon estimated fair market value. The options granted are to vest ratably over four years. In April 1997, the Company granted options to purchase 69,090 shares of common stock with an exercise price of $5.26 per share. In June 1997, the Company issued an additional 15,827 options out of the 1993 Plan, with an exercise price of $5.26 per share. The remaining shares must be granted with an exercise price equal to estimated fair market value.

  STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123 ("SFAS 123")

     SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost in the financial statements for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans for employees and directors under APB 25. As the Company did not grant options to purchase common stock during the year ended June 29, 1996, no pro forma compensation expense was required for fiscal 1996 under the provisions of SFAS 123.

     For 1997, the Company has elected to account for its stock-based compensation plans under APB 25; accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during fiscal 1997 using the Black-Scholes pricing model and the following weighted average assumptions:

                                                                  1997
                                                                  ----
     Risk-free interest rate..................................... 6.32%
     Expected lives.............................................. 5.0 years
     Expected volatility.........................................  51%
     Expected dividend yield.....................................   0%

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(5) STOCKHOLDERS' EQUITY -- CONTINUED
     To estimate expected lives of options for this valuation, it was assumed options will be exercised at varying schedules after becoming fully vested. All options are initially assumed to vest. Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock is not yet publicly traded, the expected market volatility was estimated using the estimated average volatility of three publicly held companies which the Company believes to be similar with respect to the markets in which they compete. Actual volatility of the Company's stock may vary. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

     The total fair value of options granted during fiscal 1997 was computed to be approximately $230,000 for the year ended June 28, 1997. The amount is amortized ratably over the vesting period of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $5,000 for 1997.

     If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net income would have been reported as follows (in thousands):

                                                                 1997
                                                                 ----
Net income:
  As reported...............................................    $1,621
                                                                ======
  Pro forma (unaudited).....................................    $1,616
                                                                ======
Net income per share:
  As reported...............................................    $ 0.56
                                                                ======
  Pro forma (unaudited).....................................    $ 0.55
                                                                ======

     A summary of the 1993 and 1997 Plans is as follows:

                                                                                           FOR THE
                                           FOR THE YEARS ENDED                           PERIOD ENDED
                       ------------------------------------------------------------   ------------------
                          JULY 1, 1995        JUNE 29, 1996        JUNE 28, 1997      SEPTEMBER 27, 1997
                       ------------------   ------------------   ------------------   ------------------
                                 WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED
                                 AVERAGE              AVERAGE              AVERAGE              AVERAGE
                                 EXERCISE             EXERCISE             EXERCISE             EXERCISE
                       OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                       -------   --------   -------   --------   -------   --------   -------   --------
                                                                                         (UNAUDITED)
Outstanding at
  beginning of
  year...............  132,720    $2.32     273,602    $2.82     260,183    $2.83     345,100    $3.43
  Granted............  143,745    $3.29          --       --      84,917    $5.26      34,545    $7.20
  Canceled...........   (2,863)   $3.29     (13,419)   $2.57          --       --          --       --
                       -------              -------              -------    -----     -------    -----
Outstanding at end of
  year...............  273,602    $2.82     260,183    $2.83     345,100    $3.43     379,645    $3.77
                       =======    =====     =======    =====     =======    =====     =======    =====
Exercisable at end of
  year...............   66,360    $2.32     126,427    $2.58     200,111    $2.78     200,111    $2.78
                       =======    =====     =======    =====     =======    =====     =======    =====
Weighted average fair
  value of options
  granted............                                                       $2.71
                                                                            =====

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(5) STOCKHOLDERS' EQUITY -- CONTINUED
     The following table summarizes information about employee stock options outstanding and exercisable at June 28, 1997:

                             OPTIONS OUTSTANDING
                  -----------------------------------------      OPTIONS EXERCISABLE
                    NUMBER OF        WEIGHTED                 -------------------------
                     OPTIONS          AVERAGE      WEIGHTED       NUMBER       WEIGHTED
                  OUTSTANDING AT     REMAINING     AVERAGE    EXERCISABLE AT   AVERAGE
   RANGE OF          JUNE 28,       CONTRACTUAL    EXERCISE      JUNE 28,      EXERCISE
EXERCISE PRICES        1997        LIFE IN YEARS    PRICE          1997         PRICE
---------------   --------------   -------------   --------   --------------   --------
     $2.32           122,766            5.9         $2.32        122,766        $2.32
     $3.29           137,417            8.6         $3.29         68,709        $3.29
     $5.26            84,917            9.3         $5.26          8,636        $5.26
                     -------                        -----        -------        -----
                     345,100                        $3.43        200,111        $2.78
                     =======                        =====        =======        =====

(6) INCOME TAXES

     The Company accounts for income taxes through recognition of deferred tax assets and liabilities for the expected future income tax consequences of events which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The net deferred tax liability is comprised of the following:

                                                                JUNE 29,     JUNE 28,
                                                                  1996         1997
                                                                --------     --------
Alternative minimum tax credit..............................    $ 217,000    $      --
Net operating loss carryforward, state......................       61,000           --
Inventories.................................................      (26,000)      85,000
Accrued expenses............................................       55,000      215,000
Foreign currency gain.......................................      (24,000)          --
Valuation allowance.........................................      (61,000)     (50,000)
                                                                ---------    ---------
       Total current deferred tax asset, net................      222,000      250,000
                                                                ---------    ---------
Property, plant and equipment...............................     (453,000)    (442,000)
Deferred compensation.......................................      185,000      208,000
Other.......................................................     (107,000)     (57,000)
                                                                ---------    ---------
     Total non-current deferred tax liability, net..........     (375,000)    (291,000)
                                                                ---------    ---------
     Total deferred tax liability, net......................    $(153,000)   $ (41,000)
                                                                =========    =========

     Income tax (benefit) provision for the years ended July 1, 1995, June 29, 1996 and June 28, 1997 consist of the following:

                                                                   YEARS ENDED
                                                        ----------------------------------
                                                        JULY 1,     JUNE 29,     JUNE 28,
                                                          1995        1996         1997
                                                        -------     --------     --------
Current federal and state income taxes..............    $458,000    $(254,000)   $ 717,000
Deferred federal and state income taxes.............      38,000     (170,000)    (112,000)
                                                        --------    ---------    ---------
     Total income tax (benefit) provision...........    $496,000    $(424,000)   $ 605,000
                                                        ========    =========    =========

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(6) INCOME TAXES -- CONTINUED
     Reconciliations between the effective statutory federal income tax (benefit) expense rate and the Company's effective income tax (benefit) provision rate as a percentage of net (loss) income before taxes were as follows:

                                                                          YEARS ENDED
                                                                -------------------------------
                                                                JULY 1,    JUNE 29,    JUNE 28,
                                                                 1995        1996        1997
                                                                -------    --------    --------
Statutory federal income tax expense (benefit) rate.........     34.0%      (34.0)%      34.0%
State income taxes..........................................      3.3%       (3.3)%       3.3%
Increase (decrease) in valuation allowance..................       --         4.1%       (0.5)%
Effect of FSC...............................................     (6.8)%        --        (5.8)%
Other.......................................................       .5%        5.0%       (3.8)%
                                                                 ----       -----        ----
Effective income tax expense (benefit) rate.................     31.0%      (28.2)%      27.2%
                                                                 ====       =====        ====

     The Company's effective tax rate for the period ended September 27, 1997 was 33.2%.

     Under the provisions of the Internal Revenue Code, as amended, the Company's Foreign Sales Corporation may exempt a portion of its export related taxable income from federal and state income taxes.

(7) PROFIT SHARING PLAN

     In August 1992, the board of directors adopted a profit sharing plan for all non-executive employees. The amount to be contributed to the profit sharing pool, subject to the approval of the Company's board of directors, is generally 10% of pre-tax income before royalty income and profit sharing expense. Profit sharing is paid to employees monthly based on their employee pay level and length of service with the Company. The Company expensed approximately $217,000, $29,000 and $247,000 in fiscal years 1995, 1996 and 1997, respectively, related to this plan.

(8) SIGNIFICANT CUSTOMERS

     During fiscal years 1995, 1996 and 1997, approximately 84%, 82% and 83%, respectively, of the Company's gross sales were to overseas customers. A single customer accounted for approximately 12% of the Company's sales in fiscal year 1995. The Company's ten largest customers accounted for, in the aggregate, approximately 63%, 56% and 59% of the Company's gross sales in fiscal 1995, 1996 and 1997, respectively. The loss of, or a significant reduction or purchases by, one or more of these customers would have a material adverse effect on the Company's operating results.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

(8) SIGNIFICANT CUSTOMERS -- CONTINUED
     The breakdown of sales by geographic region is as follows:

                                           YEARS ENDED                              FOR THE
                         -----------------------------------------------         QUARTER ENDED
                            1995              1996              1997           SEPTEMBER 27, 1997
                            ----              ----              ----           ------------------
                                                                                  (UNAUDITED)
Asia (other than
  Japan)...............  $20,642,000       $12,776,000       $19,534,000          $ 5,172,000
Japan..................    5,467,000         4,288,000         6,611,000            2,142,000
United States..........    5,091,000         4,049,000         5,997,000            3,716,000
Europe and Other.......      972,000         1,499,000         2,941,000              698,000
                         -----------       -----------       -----------          -----------
Gross sales............   32,172,000        22,612,000        35,083,000           11,728,000
Less: sales returns and
  allowances...........   (1,182,000)         (874,000)       (1,033,000)            (477,000)
                         -----------       -----------       -----------          -----------
Net sales..............  $30,990,000       $21,738,000       $34,050,000          $11,251,000
                         ===========       ===========       ===========          ===========

     The Company's sales are typically denominated in U.S. dollars. However, certain customers of the Company currently pay in Japanese Yen. As a result, the Company recognized approximately $223,000, $(286,000), and $96,000 of foreign currency exchange rate gain (loss) on foreign currency exchange rate fluctuations for the years ended July 1, 1995, June 29, 1996 and June 28, 1997, respectively. The Company currently has approximately $896,000 of its accounts receivable and $1,322,000 of its accounts payable denominated in Japanese Yen as of June 28, 1997.

(9) COMMITMENTS

     The Company is obligated under certain noncancelable operating leases for office, manufacturing and warehouse facilities. In addition, during 1997, the Company entered into an agreement to lease land and a building which will be used as the Company's primary manufacturing location and administrative facility, which will be accounted for as an operating lease. Lease payments commence January 1, 1998, and are fixed until the third anniversary of this payment, at which time payments increase annually based on the Consumer Price Index. The initial lease term is 15 years, with two additional 5 year options to extend. Commencement of payments is contingent upon certain construction completion deadlines by the lessor, as defined in the agreement.

     The future minimum rental payments under the leases are as follows:

                        FISCAL YEAR
                        -----------
  1998......................................................    $   789,000
  1999......................................................      1,061,000
  2000......................................................      1,024,000
  2001......................................................        816,000
  2002......................................................        841,000
  Thereafter................................................     10,499,000
                                                                -----------
                                                                $15,030,000
                                                                ===========

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents approximates fair value due to the nature of the investments and the length of maturity of these investments. The fair value of the Company's debt instruments are based on borrowing rates that would approximate existing rates; therefore, there is no material difference in their fair market value and the carrying value.

======================================================

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY AND SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    5
Use of Proceeds..........................   12
Dividend Policy..........................   12
Capitalization...........................   13
Dilution.................................   14
Selected Financial and Operating Data....   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operation..............................   16
Business.................................   23
Management...............................   33
Certain Transactions.....................   39
Principal and Selling Shareholders.......   40
Description of Capital Stock.............   41
Shares Eligible for Future Sale..........   44
Underwriting.............................   45
Legal Matters............................   46
Experts..................................   47
Additional Information...................   47
Index to Consolidated Financial
  Statements.............................  F-1

                            ------------------------

     UNTIL DECEMBER 16, 1997, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                1,900,000 Shares

                         APPLIED FILMS CORPORATION LOGO

                                  Common Stock

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                            Needham & Company, Inc.
                              D.A. Davidson & Co.
                            ------------------------

                               November 21, 1997

======================================================